dsi® TOYS
Where Fun Lives

2001 ANNUAL REPORT

About the Company

DSI Toys, Inc. (NASDAQ: DSIT) designs, develops, markets and distributes high-quality, innovative dolls, toys and consumer electronics products.

Core products include Tech-Link® communications products, KAWASAKI® electronic musical instruments, GearHead™ radio control vehicles, LazerDoodle™, the electronic drawing toy and a full range of special feature doll brands including Sassy Secrets™, Somersault Sara™, Too Cute Twins™, Childhood Verses™, Pride & Joy®, Little Darlings®, along with interactive plush products including Kitty Kitty Kittens®, Puppy Puppy Puppies®, and girls' activity products Air Nails Salon™ and Twist and Twirl Braider™.

DSI Toys, Inc. is based in Houston, Texas, and also maintains permanent showrooms in New York City and Hong Kong.

The Company's web-site can be reached at http://www.DSIToys.com.

(in thousands, except per share amounts and gross profit margin as a percentage of net sales)

For the year	2001	2000	1999*
Net sales	$ 67,906	$ 70,438	$ 47,560
Cost of goods sold	$ 47,985	$ 50,121	$ 34,046
Gross profit	$ 19,921	$ 20,318	$ 13,514
Gross profit margin as a percentage of net sales	29.3%	28.9%	28.4%
Selling, general and administrative expenses	$ 20,103	$ 20,367	$ 10,849
Operating income (loss)	$ (182)	$ (49)	$ 2,665
Income (loss) before income taxes	$ (1,059)	$ (1,326)	$ 2,150
Net income (loss)	$ (1,450)	$ (849)	$ 1,281
Basic earnings (loss) per share	$ (.016)	$ (0.09)	$ 0.17
Diluted earnings (loss) per share	$ (.016)	$ (0.09)	$ 0.16

At year end	2001	2000	1999*
Working capital	$ 9,144	$ 4,536	$ 6,326
Total assets	$ 31,313	$ 29,999	$ 15,027
Long-term debt, including capital leases	$ 12,500	$ 10,755	$ 2,393
Total liabilities	$ 22,179	$ 22,072	$ 8,038
Stockholders' equity	$ 9,134	$ 7,927	$ 6,989

* Fiscal year 1999 for DSI Toys reflects the eleven-month period ending December 31, 1999. Effective December 31, 1999, the Company changed its fiscal year-end from January 31 to a calendar year-end.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: *Statements herein that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new and existing products, capital resources, and future financial condition and results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause DSI's actual results in future periods to differ materially and adversely from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of DSI's customers, competition, and other factors discussed from time to time in DSI's filings with the Securities and Exchange Commission.*

Dear Shareholders,

The year 2001 was a difficult year for the toy industry and for retail sales in general. The combination of the recession, the September 11th terrorist attacks and the Kmart Corp. bankruptcy made 2001 a real challenge. We believe, however, that our results at retail still reflect a solid marketplace performance, confirming we are on the proper course in continuing to create and develop proprietary, branded product offerings.

The bankruptcy filing of Kmart, a toy retailer of such enormous significance, is an unprecedented event in the toy industry and prevented DSI from achieving a profit in 2001.

We did however make significant progress on all our other goals. Our consolidation and overhead reduction plans are in place, and we improved both the gross profit margin and our percentage of sales in proprietary products.

Specifically, DSI's significant achievements in 2001 were:

- The percentage of net sales from proprietary products increased again in 2001 and now stands at 80%.
- Our gross profit margin as a percentage of net sales also increased once again, to 29.3%.
- Measures were taken to reduce costs, including a workforce reduction, which will provide a measurable economic benefit in 2002.
- We continued to increase our market share in several key categories, including Electronic Musical Instruments, Special Feature Dolls and Plush Toys.

Percentage of Net Sales from Proprietary Products


1999
72%
2000
78%
2001
80%

Gross Profit Margin as a Percentage of Net Sales


1999
28.4%
2000
28.9%
2001
29.3%

Our 2002 Product Line

As we move forward through 2002, we are already reaping the benefits of our efforts begun last year to accelerate the development curve for our new products. We had key samples ready earlier, which resulted in improved distribution commitments for many of our key new introductions at the various world-wide Toy Fairs. The production start dates for these toys are on schedule and we will be able to supply production toys for all the important national Toy Test venues, which can help establish a toy's reputation as a major new entry into the marketplace. Our 2002 product line contains several products using advanced technologies, including LazerDoodle™, the electronic drawing toy, a significant advance in this classic toy category.

Early this year, we bade goodbye to DSI's long-time Managing Director of Hong Kong Operations, Tommy Yau, and we all wish him a happy retirement. We are delighted that an equally seasoned Hong Kong toy executive, Alfred Chan, was able to smoothly transition into this role and will provide the future leadership for this critical part of our operations.

As we move forward through 2002, DSI continues to build on our strong foundation of talented Research and Design, Marketing, Sales and Manufacturing employees who bring to the marketplace each year DSI's line of high-quality, innovative branded products.

Respectfully,

E. Thomas Martin
Chairman of the Board

Joseph S. Whitaker
President and Chief Executive Officer

DSI TOYS' mission is to be a profitable mid-size, world-wide toy manufacturer whose quality branded products are market leaders in every category in which it operates.

Therefore, DSI is pleased to highlight the most popular products in its diversified mix...

LAZER DOODLE

create @ the speed of light!


LAZER
DOODLE

LAZERDOODLE™

The remarkable new electronic drawing toy that allows children to "create at the speed of light." Drawing Toys move into the 21st century with LED moving wand technology that, through the phenomenon of "visual persistence," gives the young artist an image of lighted objects that he can create and then enhance with special effects, including movement. LazerDoodle™ will be marketed through national television and in-store displays in the Fall of 2002.





PERSONALITY PLUSH DSI has recently reached the milestone production of its one millionth unit of Kitty Kitty Kittens® plush! The strong retail success of Kitty Kitty Kittens® has already led to the introduction of their "friends" Puppy Puppy Puppies®, with more cute collectible animals to come in the future. This fall, the "Kitty Kitty Kittens® Collectors' Dream" will allow consumers to buy specially designed kittens direct from DSI.



TOO-CUTE TWINS™ Two dolls...Too Cute...once again. DSI's Twins were a major hit in 2001 and return again to charm their interactive, electronic way into more and more children's hearts. Two Cute Twins™ will once again receive a national television push this holiday season.



SOMERSAULT SARA™ Meet Somersault Sara™, the enthusiastic new talking action doll who's quite the acrobat "She will flip for you." Watch her perform somersaults and headstands, too! She's really quite pleased with herself an talks, laughs and giggles with delight. Somersault Sara™ will also be promoted on national television in the Fall of 2002.



SWEET FAITH® Sweet Faith® and her friends, who comprise the Pride & Joy® doll category from DSI, continue to captivate the imaginations of little girls. Sweet Faith® alone, with her classic bedtime prayer recitation, has now sold approximately 1.3 million pieces. This category of products continues to be ever-present in the marketplace.

KAWASAKI® MUSICAL INSTRUMENTS

2002 is the strongest KAWASAKI® Electronic Musical Instrument offering ever and will simply increase DSI's dominance of this category. An entire new look to this branded line, fresh new packaging design, a broader price range of innovative products, hot new colors and significant retailer programs combine to bring to consumers the one-stop shop for electronic music, including the new KAWASAKI® Pro Series and the unique KAWASAKI® Take-Along Music.



Kawasaki music

TECH-LINK® The new Micro-Link™ Shades, the ultra cool sunglasses that are the ultimate in high-tech communication gear, follow in the footsteps of the popular Micro-Link™ wrist watch walkie talkie, which is back for a third year with a brand-new look. Also, the BIO-SCAN™ Room Guardian™ is your own personal door sentry. It will only "authorize" entry to whomever knows the special scanning code you have selected!




TECH-LINK®
BIO-SCAN™
TALKING ROOM GUARDIAN

micro-link shades™
WALKIE TALKIES

GEARHEAD™ RADIO CONTROL VEHICLES Street Savage™ is back! Winner of the prestigious **DURACELL® Kid's Choice Toy Survey™** award in 2001, the hit of QVC's television toys offerings, TV tested in major markets for Christmas 2001 - the unique Street Savage™ stunt vehicle is ready for the 2002 season.

GEAR HEAD RC™



STREET SAVAGE™
RADIO CONTROL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	***Commission File Number:***
December 31, 2001	**0-22545**

DSI TOYS, INC.
(Exact name of Registrant as specified in its charter)

Texas	74-1673513
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1100 West Sam Houston Parkway, North Houston, Texas	**77043**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(713) 365-9900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	Nasdaq

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of March 15, 2002 was $1,934,209.

As of March 15, 2002 there were 9,066,365 shares of common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2002 Annual Meeting of Shareholders to be held on June 18, 2002, are incorporated by reference in Part III of this Form 10-K.

Table of Contents

PART I

ITEM 1. BUSINESS

General Development of the Business

Except as otherwise indicated, references to the "Company" refer to DSI Toys, Inc. and its four wholly owned Hong Kong subsidiaries, DSI(HK) Limited ("DSI(HK)"), Meritus Industries Limited, RSP Products Limited and Elite Dolls Limited. The terms "fiscal year" and "fiscal" refer to the Company's fiscal year which is the year ending December 31 of the calendar year mentioned (*e.g.*, a reference to fiscal 2001 is a reference to the fiscal year ended December 31, 2001). Effective December 31, 1999, the Company changed its fiscal year end from January 31 to a calendar year end.

The Company designs, develops, markets and distributes high quality, innovative dolls, toys and consumer electronics products. Core products include *Tech-Link*® communications products, KAWASAKI® electronic musical instruments, *GearHead*™ remote control vehicles, the *LazerDoodle*™ electronic drawing toy and a full range of special feature doll brands including *Sassy Secrets*™, *Somersault Sara*™, *Too Cute Twins*™, *Childhood Verses*™, *Pride & Joy*®, *Little Darlings*®, along with interactive plush products including *Kitty Kitty Kittens*®, *Frisky Kittens*™, *Puppy Puppy Puppies*®, and girls' activity products, *Air Nails Salon*™, and *Twist and Twirl Braider*™.

The Company was incorporated in Texas in 1970. Its executive offices are located at 1100 West Sam Houston Parkway North, Houston, Texas, telephone (713) 365-9900. The Company maintains its primary worldwide website at www.dsitoys.com.

Meritus Acquisition

Effective January 7, 2000, the Company acquired by way of merger Meritus Industries, Inc. ("Meritus"), a privately held toy manufacturer, engaged in the manufacturing and marketing of dolls, doll houses, doll accessories, and girls' toys. As a result of the merger, the Company added the *Forever Girl Friends*® brand accessories for 11-1/2" fashion dolls, and *Little Darlings*® brand value-priced action feature dolls to its product offerings, as well as the *Elite Dolls*™ brand, which was created by Meritus specifically to manufacture and market *Lifetime Play Dolls*™, a line of exquisite 18" dolls and accessories suitable for playing or collecting.

The Company also acquired with the merger with Meritus, three wholly-owned Hong Kong subsidiaries: Meritus Industries Limited, RSP Products Limited, and Elite Dolls Limited, which were engaged in doll manufacturing operations. The Company has transferred the operations of these entities to DSI (HK) and is in the process of liquidating the three acquired subsidiaries.

Description of Business Segments and Products

The Company has three major product categories which represent the Company's operating segments: Juvenile Audio Products, Girls' Toys and Boys' Toys. Notwithstanding the foregoing, because these operating segments all have similar economic characteristics, the Company has one reportable business segment. For additional information with respect to the Company's business segment reporting, see Note 12 to the Consolidated Financial Statements.

Juvenile Audio Products

The Juvenile Audio Product category consists of Youth Communications products and Musical Instruments. Products in the Youth Communications line include walkie-talkies, wrist watch walkie-talkies, audio products and novelty electronic products. The category brands include *Tech-Link*® and *Micro Link*™ communications products, Harley-Davidson® walkie-talkies and bike alarms, and the Company's new *BioScan*™

Room Guardian™, and the *LazerDoodle*™ electronic drawing toy. The Musical Instrument line includes the branded line of KAWASAKI® guitars, drum pads, saxophones and keyboards.

Girls' Toys

The Girls' Toys product category includes dolls, interactive plush toys, play sets, accessories, and girls' activity toys. The Girls' Toys portfolio of brands includes *Sassy Secrets*™, *Somersault Sara*™, *Too Cute Twins*™, *Childhood Verses*™, *Pride & Joy*®, *Little Darlings*®, along with interactive plush products including *Kitty Kitty Kittens*®, *Frisky Kittens*™, *Puppy Puppy Puppies*®, and girls' activity products, *Air Nails Salon*™, and *Twist and Twirl Braider*™.

Boys' Toys

The Boys' Toys product category includes radio control and infra-red control vehicles. The brands in this product category are *GearHead*™ radio control vehicles, including the *Insector*®, and the unique ultra-articulated *Street Savage*™. The *GearHead*™ brand also includes *GearHead*™*Jr.* infra-red control vehicles.

Product Introductions

New product introductions during 2001 included Kawasaki Mega Chords Guitar, Kawasaki Mega Deluxe Drum Pad, *Too Cute Twins*™, and *Susie So Smart*™ interactive electronic dolls; *Kitty Kitty Kittens*® plush toys and the unique *Street Savage*™ radio control vehicle.

The following table depicts the Company's net sales, as a percentage of total net sales, by product category for the fiscal years indicated.

Product Category	2001	2000	1999
Juvenile Audio Products	38.8%	39.5%	61.0%
Girls' Toys	46.4	39.8	14.5
Boys' Toys	12.6	18.0	19.0
Other	2.2	2.7	5.5
Total	100.0%	100.0%	100.0%

The significant increase in Girls' Toys as a percentage of net sales reflects the acquisition of Meritus and its product lines in January 2000. Meritus was engaged in the development, manufacture and marketing of Girls' Toys only.

Between 30% and 40% of the Company's products (by dollar volume of net sales) are replaced each year through the introduction of new products. As a result of this turnover, product development is critical to the Company's business. The Company develops both proprietary and non-proprietary products. The Company's proprietary product lines consist of products that (i) are licensed from outside inventors and designers, (ii) incorporate trademarks licensed to the Company, (iii) are designed in-house, or (iv) are manufactured using Company owned tooling, dies and molds based on a proprietary design or idea owned by the Company or the inventor. Proprietary toys accounted for approximately 80%, 78%, and 72% of the Company's net sales for fiscal 2001, 2000, and 1999, respectively. The Company's proprietary products generally yield higher gross margins to the Company than non-proprietary products.

Non-proprietary products are defined by the Company as toys designed and manufactured by independent toy manufacturers and marketed by the Company, usually on an exclusive basis in the Company's primary markets. The Company selects its non-proprietary products after an evaluation of several factors, including the quality and pricing of the product, as well as whether the product presents an opportunity for the Company to utilize packaging and marketing to differentiate the product from other toys. The Company often markets these toys under in-house brands, such as *Tech-Link*® and *My Music Maker*®. Non-proprietary products accounted for approximately 20%, 22%, and 28% of the Company's net sales for fiscal 2001, 2000 and 1999, respectively.

Customers

The Company made sales to over 850 different customers in approximately 50 countries during fiscal 2001. The table below sets forth the Company's net sales by geographic area as a percentage of total net sales for the specified fiscal years.

Geographic Area	2001	2000	1999
United States	82.8%	81.1%	77.4%
All Foreign Countries	17.2	18.9	22.6

The Company's principal customers are retailers, including mass merchandising discounters such as Wal-Mart, Kmart and Target, specialty toy retailers such as Toys "R" Us, Kay Bee Toy & Hobby and QVC, and deep discount stores such as Family Dollar Stores, Inc., Consolidated Stores Corporation and Value City Department Stores, Inc. The Company's top five customers accounted for approximately 53.2% of the Company's net sales in fiscal 2001. During fiscal 2001, Wal-Mart and Kmart accounted for 21.1% and 10.4%, respectively, of the Company's net sales. In fiscal 2000, Wal-Mart and Toys "R" Us accounted for 18.1% and 11.5% respectively, of the Company's annual net sales. The only customer that accounted for more than 10% of the Company's annual net sales in fiscal 1999 was Wal-Mart (20.8%). During fiscal 2001, the Company's sales to Toys "R" Us, Wal-Mart, Kmart, Target and Kay-Bee Toy & Hobby, the five largest toy retailers in the United States, increased as a percentage of the Company's net sales to 49.2% compared to 46.1% of net sales during fiscal 2000 and 42.5% of net sales during fiscal 1999. The Company does not have long-term contractual arrangements with its customers.

The increase in sales in the United States in fiscal 2000 over fiscal 1999, as a percentage of the total net sales, reflects the effects of the addition of Meritus, which historically had minimal international sales. Notwithstanding the foregoing, within the United States the Company and Meritus had very similar customer bases; as a result there was no change in the Company's top five customers due to the Meritus acquisition.

Marketing and Sales

The Company's selling strategy consists of in-house sales personnel and a network of independent, commission-based sales representatives. Significant product presentations are made by either executive management, in the case of new product presentations, or in-house sales personnel. The independent sales representatives manage the day-to-day account administration.

New toys are marketed primarily by members of the Company's executive management and sales department at the Company's showrooms in Hong Kong, New York and Dallas during major, international toy shows in those cities (Hong Kong in January, July and September/October, Dallas in January, and New York in February and October). The Company also maintains a showroom at its headquarters in Houston.

In international markets, the Company generally sells its products to independent distributors. These distributors retain their own sales representatives and product showrooms where products are marketed and sold. The Company also sells directly to international retailers, principally as a result of contacts made at the Company's showrooms.

Advertising

In recent years, the Company has allocated the majority of its advertising budget to television promotion, retailer-based programs and print advertising. During 2001, the Company devoted the bulk of its television advertising to the fall and Christmas season, principally to promote *Too Cute Twins*™ and *Fashion Buzz*™ *Air Nails Salon*™. In addition, during 2001 and 2000 the Company utilized a portion of its advertising budget on print advertising for the *Pride & Joy*® product line as well as participating in retailer based programs. The Company expects to continue using promotional programs involving television and consumer magazine advertising of certain, unique proprietary products, as well as year-round public relations programs, participation in national consumer-based toy test awards programs, internet linkages where appropriate, trade advertising and traditional retailer-based ad programs including cooperative promotional ads, special offers and retail catalogues.

Manufacturing

The Company annually contracts with 30 or more independent manufacturers located within a 300-mile radius of Hong Kong, principally in the Peoples' Republic of China (the "PRC"), for the manufacture of its products. The Company may use more than one manufacturer to produce a single product. The manufacturers that accounted for more than 10% of the Company's purchases of products during fiscal 2001 were Wah Lung (16.7%), which manufactured dolls and girls playsets; Potex Toys Manufacturer, Ltd. (11.8%), which manufactured musical instruments and infrared control vehicles; and Loyal Technology Co. Ltd. (10.1%), which manufactured walkie-talkies and audio products. Manufacturing commitments are made on a purchase order basis. The Company does not have long-term contractual arrangements with its manufacturers.

Decisions related to the choice of manufacturer for non-proprietary products generally are based on reliability, merchandise quality, price and the manufacturer's ability to meet the Company's or its customers' delivery requirements. Proprietary products designed by the Company are placed with a specific manufacturer whose expertise is in that type of toy. The Company currently has its tooling placed in several different manufacturing facilities and generally receives delivery 60 to 90 days after issuing its purchase orders to the manufacturer.

The Company subsidiary, DSI(HK), monitors manufacturing operations, including quality control, production scheduling and order fulfillment from the manufacturers. DSI(HK) utilizes a quality control and assurance staff of degreed engineers and inspectors. The principal materials used in the production of the Company's products are plastics, integrated circuits, batteries, corrugated paper (used in packaging and packing material) and textiles. The Company believes that an adequate supply of materials used in the manufacture and packaging of its products is readily available from existing and alternative sources at reasonable prices.

Distribution

The Company distributes its products either FOB Asia or through direct sales made from inventory maintained at its U.S. distribution facilities. For FOB Asia sales, the customer places its order and provides shipping instructions; the toys are then manufactured and shipped directly from the factory to the customer or its freight consolidator.

The Company's primary distribution facility has been located in Houston, Texas. Basic, continuous stock toys that are offered by retailers on a year-round basis have historically been shipped to customers by the Company from its inventory in Houston. During 2001, the Company contracted with a public warehouse fulfillment center in Fife, Washington for a portion of its domestic distribution to increase the speed of distribution to customers of faster-selling television promoted items and to evaluate potential distribution cost savings. In addition, certain faster-selling toys are often shipped directly to major customers for seasonal selling and stocked by the Company in Houston and now Fife for peak season back-up and continuous supply. The Company also maintains inventory which is intended for specific customers for peak holiday season support, as well as some inventory which is available for smaller retailers and for opportunistic selling strategies.

The Company decided in March 2002 to consolidate its inventory and transfer all its domestic distribution to the Fife facility during 2002. The decision was based on successful distribution performance and cost savings achieved from using the Fife facility in 2001, along with the expiration of the Company's primary Houston facility lease in August 2002.

Most of the Company's larger customers have instituted electronic data interchange ("EDI") programs to reduce the retailers' inventory carrying requirements and place more inventory risk on the supplier. When selling toys out of its domestic inventory, the Company participates in the EDI programs of most of its customers who have established EDI programs, including Wal-Mart, Kmart, Toys "R" Us, Target and Kay-Bee Toy & Hobby. Although these programs require the Company to bear some inventory risk, the Company believes the programs can be utilized to monitor store inventory levels, schedule production to meet anticipated reorders and maintain sufficient inventory levels to serve its customers.

License Agreements

Various license agreements with third parties, including Kawasaki Motors Corp., U.S.A., ("Kawasaki") and inventors, permit the Company to utilize the trademark, character or product of the licensor in its product line. In return, the Company agrees to pay to the licensor a percentage of net sales ("royalty rate") of the licensed product. Typically, these royalty rates range from 4% to 7% of net sales. Sales of licensed products such as the *Insector*® R/C vehicle, the *Pride & Joy*® brand dolls, and the KAWASAKI® musical instruments accounted for approximately 68%, 59%, and 54% of the Company's net sales during fiscal 2001, 2000, and 1999, respectively. The acquisition of licenses also typically requires the payment of non-refundable advances and/or guaranteed minimum royalties.

The Company initially entered into a license agreement with Kawasaki in January of 1994, and that agreement, together with subsequent amendments, and renewals thereof, has authorized the Company to use the KAWASAKI® brand name in connection with several different products, including R/C motorcycles, bicycle accessories, walkie-talkies and a complete line of electronic musical instruments, including keyboards, guitars and percussion instruments. The current agreement with Kawasaki expires on December 31, 2002. The Company has commenced negotiations to renew the license for a multi-year period and anticipates entering into such renewal prior to the 2002 year end.

The Company has also entered into licensing agreements with Harley-Davidson Motor Company, Inc. for the Harley-Davidson® trademarks and service marks for the marketing and sale of communication products, and GM Design Center, General Motors Corporation for the Chevrolet Super Sport Roadster (SSR) trademark and related names, emblems and body designs for the marketing and sale of R/C vehicles.

As of December 31, 2001, the aggregate guaranteed royalties payable by the Company under all of its licenses total approximately $150,000 in fiscal 2002 and $225,000 thereafter through fiscal 2003. During fiscal 2001 and 2000, the Company's license strategy has changed to reduce its long-term commitments to licensors in favor of larger advance royalty payments. The Company believes that this strategy will better match royalty liabilities with the product life cycles and minimize potential negative impact on future earnings.

The Company believes that by developing licensed products based principally on popular properties and trademarks, it can establish a licensed product portfolio that is characterized by products with a longer life cycle than is typical in the toy industry. The Company intends to continue to develop its licensed product lines by targeting licensing opportunities to take advantage of advertising, publicity and media exposure.

Competition

The toy industry is highly competitive. Dun & Bradstreet categorizes over 1,000 companies as toy manufacturers. Competitive factors include product appeal, new product introductions, space allocation by the major retailers, price and order fulfillment capability. The Company competes with many companies that have greater financial resources and advertising budgets than the Company, including Mattel, Inc. and Hasbro, Inc., the largest U.S. toy companies. The Company also considers Trendmaster, Inc., The Lego Company, Inc., Playmates Toys, Inc., ToyMax International, Inc., Toy Biz, Inc., KIDdesigns, Inc., and MGA Entertainment to be among its other competitors. In addition, due to the low barriers to entry into the toy business, the Company competes with many smaller toy companies, some of which market single products.

Seasonality

Retail sales of toy products are seasonal, with a majority of retail sales occurring during the Christmas holiday period: September through December. As a result, shipments of toy products to retailers are typically greater in each of the third and fourth quarters than in the first and second quarters combined. This seasonality is increasing as the large toy retailers are becoming more efficient in their inventory control systems. See "Risk Factors."

In anticipation of this seasonal increase in retail sales, the Company significantly increases its production during the second quarter in advance of the peak selling period, with a corresponding build-up of inventory levels. This results in significant peaks in the second and third quarters in the respective levels of inventories and accounts receivable, which result in seasonal working capital financing requirements. See "Seasonal Financing."

Seasonal Financing

The Company's financing of seasonal working capital typically peaks in the third quarter of the year, when accounts receivable are at their highest due to increased sales volume and sales programs, and when inventories are at their highest in anticipation of expected second half sales volume. See "Seasonality." The Company financed its seasonal working capital requirements in 2001 primarily by using internally generated cash and borrowings under its line of credit with State Street Bank and Trust Company (the "Hong Kong Credit Facility") and its revolving line of credit (the "Revolver") with Sunrock Capital Corp. ("Sunrock").

The Hong Kong Credit Facility terminated on November 30, 2001. The Company replaced the Hong Kong Credit Facility with a line of credit with Dao Heng Bank Limited ("Dao Heng Facility") effective December 4, 2001, under terms which are not materially different from the previous facility. Additionally, the Company borrows, as needed, against customers' letters of credit with several Hong Kong banks. The bank is selected based on the most advantageous terms to the Company and as directed by customers.

The Company believes that cash flows from operations and amounts available under its lines of credit will be adequate to meet its seasonal requirements.

Government and Industry Regulation

The Company is subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Such Acts empower the United States Consumer Products Safety Commission (the "CPSC") to protect the public from hazardous goods. The CPSC has the authority to exclude from the market goods that are found to be hazardous and require a manufacturer to repurchase such goods under certain circumstances. The Company sends samples of all of its marketed products to independent laboratories to test for compliance with the CPSC's rules and regulations, as well as with the product standards of the Toy Manufacturers of America, Inc. ("TMA"). The Company is not required to comply with the product standards of the TMA but voluntarily does so. Similar consumer protection laws exist in state and local jurisdictions within the United States, as well as in certain foreign countries. The Company designs its products to meet the highest safety standards imposed or recommended both by government and industry regulatory authorities.

Tariffs and Duties

In December 1994, the United States approved a trade agreement pursuant to which import duties on toys, games, dolls and other specified items were eliminated, effective January 1, 1995, from products manufactured in all Most Favored Nation countries (including the PRC). Increases in quotas, duties, tariffs or other changes or trade restrictions which may be imposed in the future could have a material adverse effect on the Company's financial condition, operating results or ability to import products.

On October 12, 2000, federal legislation was signed into law establishing Permanent Normal Trade Relations with the PRC, thereby eliminating the previous risk experienced by the Company that the PRC's Most Favored Nation status would be revoked, which could have subjected the Company to increased duties, supply disruptions and higher costs of goods.

Intellectual Property

Most of the Company's products and product lines are marketed and sold under trademarks, trade names and copyrights, including, without limitation: *Air Guitar®, Big Bam Boom®, Elite®, Forever Girlfriends®, Gearhead™, Insector®, Pride & Joy®, Rosie®, Sassy Secrets™, Street Savage™, Sweet Faith®* and *Tech-Link®*. The Company considers its trademarks and trade names to be significant assets in that they provide product and brand recognition.

The Company customarily seeks trademark, or copyright protection, when applicable, covering its products and product lines. Several of these trademarks and copyrights relate to product lines that are significant to the Company's business and operations. While the Company believes that its rights to these properties are adequately protected, there can be no assurance that its rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. See "Risk Factors."

Human Resources

As of December 31, 2001, the Company had a total of 95 employees, of whom 47 were based in Houston and 48 were employees of DSI(HK).

RISK FACTORS

This Risk Factors section is written to be responsive to the Securities and Exchange Commission's "Plain English" guidelines. In this section the words "we", "ours" and "us" refer only to the Company and its subsidiaries and not any other person.

Changing Consumer Preferences, Reliance on New Product Introduction. Consumer preferences are difficult to predict and the introduction of new products is critical in our industry. Our business and operating results depend largely upon the appeal of our products. A decline in the popularity of our existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in lower overall revenues and margins, which in turn could have a material adverse effect on our business, financial condition, and results of operations. Our continued success in the toy industry will depend on our ability to redesign, restyle and extend our existing core products and product lines, and to develop, introduce and gain customer acceptance of new products and product lines. As a result of changing consumer preferences, individual products typically have short life cycles of two years or less. There can be no assurance that:

- any of our current products or product lines will continue to be popular with consumers for any significant period of time;
- any new products and product lines introduced by us will achieve an adequate degree of market acceptance, or that if such acceptance is achieved, it will be maintained for any significant period of time;
- any new products' life cycles will be sufficient to permit us to recover development, manufacturing, marketing and other costs of the products.

Dependence on Limited Number of Customers. A small number of our customers account for a large share of our net sales. For fiscal 2001, our five largest customers accounted for approximately 50% of our net sales. Sales to Wal-Mart, Kmart and Toys "R" Us, our three largest customers, accounted for approximately 40% of our net sales during the same period.

On January 22, 2002, the Kmart Corporation ("Kmart") filed for Chapter 11 bankruptcy. Kmart was our second largest customer in 2001, comprising 10% of sales. Kmart is requiring normal trade terms from companies desiring to do business with them in 2002, and in return is offering a second-priority lien or "Trade Creditor Lien" in Kmart's owned merchandise inventory. Due to Kmart's market share we have accepted this lien position and will sell to Kmart in 2002. As Kmart is continuing business, and is indicating interest in expanding our line in 2002, it is unknown what effect, if any, Kmart's bankruptcy will have on our 2002 sales. Kmart to date has closed approximately 300 stores, reducing our distribution outlets with Kmart in 2002. We believe however, that based on Kmart's overtures and its strong position with the other primary toy distributors in the United States, the effect will not be material.

We expect to continue to rely on Kmart and a relatively small number of other customers for a significant percentage of sales for the foreseeable future. If some of these customers were to cease doing business with us, or to significantly reduce the amount of their purchases from us, it could have a material adverse effect on our business, financial condition and results of operations.

Liquidity. Borrowings under the Revolver, the Dao Heng Facility, and the discounting of customers' Letters of Credit with other banks, are utilized by us to finance accounts receivable, inventory, and other operating and capital requirements. We entered into the Revolver, on February 21, 1999, and amended the Revolver on March 30, 2001 to increase the Company's credit line from $10 million to $17.5 million. The Revolver matures March 31, 2004, and contains covenants relating to our financial condition. If we fail to maintain compliance with the financial covenants contained in the Revolver, the maturity date can or will be accelerated, among other remedies which may be pursued by the lender. The Dao Heng Facility was obtained on December 4, 2001, and is subject to periodic review, and may be canceled by the bank upon notice. The discounted letters of credit mature on shipment of goods to customers.

Dependence on Independent Designers, Licenses and Other Proprietary Rights. We are dependent on concepts, technologies and other intellectual property rights licensed from third parties, such as rights to trademarks, with respect to several of our proprietary products. For each of these proprietary products and product lines, we typically enter into a license agreement with the owner of the intellectual property to permit us to use the intellectual property. These license agreements typically provide for royalty payments by us to the licensor based on the net sales of the product incorporating the licensed property. For fiscal 2001, net sales of products developed and sold under our license agreements accounted for approximately 68% of our net sales, of which approximately 13% of net sales were attributable to sales of products incorporating the KAWASAKI® trademark. The current agreement with Kawasaki expires on December 31, 2002. The Company has commenced negotiations to renew the license for a multi-year period and anticipates entering into such renewal prior to the 2002 year end. The failure to procure new license agreements, renew existing license agreements (on commercially reasonable terms, or at all), or maintain existing license agreements could have a material adverse effect on our business, financial condition and results of operations.

In addition to the foregoing, we are dependent on our intellectual property rights and we cannot give assurances that we will be able to successfully protect such rights. We rely on a combination of trade secret, copyright, trademark, patent and other proprietary rights laws to protect our rights to valuable intellectual property related to our proprietary products. We also rely on license and other agreements that establish ownership rights and maintain confidentiality. We cannot assure you that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. Laws of certain foreign countries in which our products may be sold do not protect intellectual property rights to the same extent as the laws of the U.S. The failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could have a material adverse effect on our business, financial condition and results of operations.

We do not believe that any of our products infringe on the proprietary rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement by us with respect to current or future products. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, financial condition, and results of operations.

Inventory Management. Most of our larger retail customers utilize an inventory management system to track sales of products and rely on reorders being rapidly filled by us and other suppliers rather than maintaining large product inventories. These types of systems put pressure on suppliers like us to promptly fill customer orders and also shift a significant portion of inventory risk and carrying costs from the retailer to the supplier. The limited amount of inventory carried by retailers may serve to reduce or delay retail sales of our products. In addition, the logistics of supplying more product within shorter time periods will increase the risk that we fail to achieve tight and compressed shipping schedules. These inventory management systems require us to accurately forecast demand for products. The failure to accurately predict and respond to retail demand could result in our overproducing items, which could in turn result in price markdowns and increased inventory carrying costs for us, as well as underproducing more popular items.

Returns and Markdowns. As is customary in the toy industry, we historically have permitted certain customers to return slow-moving items for credit and have allowed price reductions as to certain products then held by retailers in inventory. We expect that we will continue to make such accommodations in the future. Any significant increase in the amount of returns or markdowns could have a material adverse effect on our business, financial condition and results of operations.

Seasonality. Our business is seasonal and therefore our annual operating results depend, in large part, on our sales during the relatively brief Christmas holiday season. A substantial portion of our net sales is made to retailers in anticipation of the Christmas holiday season. This seasonality is increasing as large toy retailers become more efficient in their control of inventory levels through quick response management techniques. This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the year, prior to the Christmas holiday season, and requires accurate forecasting of demand for products during the Christmas holiday season. During fiscal 2001, 76% of the Company's net sales were made during the third and fourth fiscal quarters. Adverse business or economic conditions during these periods could adversely affect our results of operations for the full year. In addition, failure to accurately predict and respond to consumer demand may have a material adverse effect on our business, financial condition and results of operations.

International Operations. Our sales and manufacturing operations outside the United States subject us to risks normally associated with international operations. Various international risks could negatively impact our international sales and manufacturing operations, which could have a material adverse effect on our business, financial condition and results of operations. For the year ended December 31, 2001, our international net revenues comprised approximately 17% of our total consolidated net revenues. We expect international sales to continue to account for a significant portion of our total revenues. In addition, we utilize third-party manufacturers principally located in the PRC. Our international sales and manufacturing operations are subject to the risks normally associated with international operations, including:

- limitations, including taxes, on the repatriation of earnings;
- political instability, civil unrest and economic instability;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- greater difficulty and expense in conducting business abroad;
- complications in complying with foreign laws and changes in governmental policies;
- transportation delays and interruptions;
- currency conversion risks and currency fluctuations; and
- the imposition of tariffs.

These risks could negatively impact our international sales and manufacturing operations, which could have a material adverse effect on our business, financial condition and results of operations.

During fiscal 2001, three manufacturers accounted for approximately 39% of our purchases of products. The loss of any of these manufacturers, or a substantial interruption of our manufacturing arrangements with any of these manufacturers, could cause a delay in the production of our products for delivery to our customers and could have a material adverse effect on our business, financial condition and results of operations. While we believe that our reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply, there can be no assurance that alternate arrangements could be provided in a timely manner or on terms acceptable to us. Furthermore, the imposition of trade sanctions by the United Sates or the European

Union against a class of products imported by us from, or the loss of "permanent normal trade relations" status by, the PRC could significantly increase our cost of products imported into the United States or Europe.

Acquisition Risks. We may from time to time evaluate and pursue acquisition opportunities on terms that we consider favorable. A successful acquisition involves an assessment of the business condition and prospects of the acquisition target, which includes factors beyond our control. This assessment is necessarily inexact, and its accuracy is inherently uncertain. In connection with such an assessment, we perform a review that we believe to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the acquisition target to assess fully its deficiencies. There can be no assurance that any such acquisition would be successful or that the operations of the acquisition target could be successfully integrated with our operations. Any unsuccessful acquisition could have a material adverse effect on our business, financial condition and results of operations.

Product Safety, Liability and Regulation. Products that have been or may be developed or sold by us may expose us to potential liability from personal injury or property damage claims by end-users of such products. We currently maintain product liability insurance coverage in amounts which we believe to be sufficient for our business risks. There can be no assurance that we will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Moreover, even if we maintain adequate insurance, any successful claim could materially and adversely affect our business, financial condition, and results of operations.

In addition to the foregoing, the CPSC has the authority under certain federal laws and regulations to protect consumers from hazardous goods. The CPSC may exclude from the market goods it determines are hazardous and may require a manufacturer to repurchase such goods under certain circumstances. Some state, local and foreign governments have similar laws and regulations. In the event that such laws or regulations change or in the future we are found to have violated any such law or regulation, the sale of the relevant product could be prohibited, and we could be required to repurchase such products.

Competition. The toy industry is highly competitive. Many of our competitors have longer operating histories, broader product lines and greater financial resources and advertising budgets than us. In addition, the toy industry has nominal barriers to entry. Competition is based primarily on the ability to design and develop new toys, procure licenses for popular products, characters and trademarks, and successfully market products. Many of our competitors offer similar products or alternatives to our products. Our products compete with other products for retail shelf space. There can be no assurance that shelf space in retail stores will continue to be available to support our existing products or any expansion of our current products and product lines. There can be no assurance that we will be able to continue to compete effectively in this marketplace.

Control by Current Management. As of March 15, 2002, our directors and executive officers beneficially owned an aggregate of 5,829,120 shares of Common Stock (excluding convertible securities and the shares underlying same), which represents approximately 64% of the total issued and outstanding shares of Common Stock of the Company. As a result, it would be extremely difficult, if not impossible, to obtain majority support for shareholder proposals opposed by management and the Board of Directors.

Possible Volatility of Stock Price. The market price of the Common Stock has been and may continue to be highly volatile and has been and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In the event our operating results are below the expectations of public market analysts and investors in one or more future quarters, it is likely that the price of the Common Stock would be materially adversely affected. In addition, general market fluctuations may adversely affect the market price of the Common Stock.

Executive Officers of the Registrant

The current executive officers of the Company, all of whom are appointed annually by the Board of Directors to serve at the pleasure of the Board, are as follows:

Name	Age	Position	Executive Officer Since
Joseph S. Whitaker	61	Chief Executive Officer and President	1999
Robert L. Weisgarber	50	Chief Financial Officer	1999
Thomas W. Neville	38	Senior Vice President, Worldwide Sales	1997
Gregory A. Barth	50	Senior Vice President of Worldwide Operations, Business Planning and Logistics	2001
Chan Tit Yu (Alfred Chan)	54	Managing Director of DSI(HK)	2002
William J. Kerner	47	Vice President, Research and Development	1999
Thomas V. Yarnell	48	Administrative Vice President, Corporate Secretary and General Counsel	1989
E. Thomas Martin	58	Chairman of the Board	1999

Joseph S. Whitaker has served as a director since June 1, 1999, and President and Chief Executive Officer since December 1, 2001. He joined the Company on June 1, 1999 as Senior Vice President, New Business Development. He also serves as Vice President of, and owns less than a 1% membership interest in MVII, LLC, a California limited liability company ("MVII") controlled by E. Thomas Martin, Chairman of the Board of Directors. For the five years prior to joining the Company, Mr. Whitaker operated a consulting business in La Jolla, California, providing services related to marketing, licensing and product development to the toy industry.

Robert L. Weisgarber has served as Chief Financial Officer of the Company since March 1999. Prior to his employment by the Company, he served as Executive Vice President and Chief Financial Officer for SteelWorks, Inc., an office products manufacturer in Des Moines, Iowa. From 1993 to 1995, he was Vice President, Administration for Texberry Container Corporation in Houston, Texas.

Thomas W. Neville has served as Senior Vice President, Worldwide Sales of the Company since October 1999. He has been employed by the Company since November 1994, serving as Key Accounts Manager from November 1994 through December 1995; National Sales Manager from December 1995 through December 1997; and Vice President, Sales from December 1997 until his promotion to his current position.

Gregory A. Barth has served as Senior Vice President of Worldwide Operations, Business Planning and Logistics since April 2001. Prior to that, Mr. Barth was President of G.A.B. Sales Consulting from 1990-1997, working for a variety of clients including the Company from April 2000 until being employed by the Company in 2001.

Chan Tit Yu (Alfred Chan) has served as the Managing Director of the Company's wholly-owned subsidiary, DSI(HK) since January 2002. From 2000 to 2002, he was Director and Chief Operating Officer for Toy Options, Ltd., a UK listed group. He served as Vice President, Product Development and Engineering for PLAYMATES Toys (HK) Ltd. from 1997 to 2000, and was Senior Director, Engineering and Quality for TYCO Hong Kong Ltd. from 1996 to 1997.

William J. Kerner has served as Vice President of Research and Development of the Company since December 1999. Prior to that, he was Senior Director of Design for Tyco Toys/Mattel, Inc., MatchBox Division from 1995 through December 1999, and Director of Product Design, Matchbox Division at Tyco from 1992 until 1995.

Thomas V. Yarnell has been an employee of the Company since February 1989, serving as Administrative Vice President since October 1989, Corporate Secretary since April 1991, and General Counsel since December 1995.

E. Thomas Martin has served as the Chairman of the Board of the Company since June 1, 1999. He is the sole Manager and President of MVII. Mr. Martin is President of Martin Resorts, Inc., a private California corporation which owns and operates coastal hotels in California. Mr. Martin was the Chief Executive Officer and a partner in Martin & MacFarlane, Inc. and Martin Media, L.P., national outdoor advertising companies, until their sale to Chancellor Media in September of 1998. Mr. Martin also manages various real estate ventures. He is the Chairman of the Executive Committee.

ITEM 2. PROPERTIES

Location	Use	Square Feet	Type of Possession	Expiration Dates
Houston, Texas	Executive Office, Showroom and Principal Warehouse	71,000 (14,000 Office; 57,000 Warehouse)	Lease	8/31/02 (1)
Fairfield, New Jersey	Administrative Office	7,460	Lease	9/30/02 (2)
New York, New York	Showroom	5,148	Lease	4/30/10
Hong Kong	Administrative Office and Showroom	12,877	Lease	3/23/03
Dallas, Texas	Showroom	1,080	Lease	5/31/02 (3)
Dallas, Texas	Showroom	720	Lease	3/31/02 (4)

(1) The Company does not intend to renew this lease. The Company is in negotiations to lease approximately 16,000 square feet of office space in Houston, Texas for a term of approximately five years for executive offices, showroom and consumer services. The Company anticipates executing the lease in April, 2002 and occupying its new offices on August 1, 2002.

The Company contracted during 2001 with Regal Logistics, Inc. ("Regal") in Fife, Washington to provide storage and fulfillment distribution of certain products. A warehousing transition period will occur in 2002 by maximizing inventory shipments to Regal and minimizing inventory shipments to Houston. After the expiration of the current Houston facility lease, the Regal facility will be the Company's primary U.S. distribution facility. The Company anticipates it will lease warehouse space from Regal commencing in June, 2002.

(2) The Company intends to terminate this lease effective September 30, 2002 and is seeking to sublease the space until then.

(3) The Company has begun negotiations to renew this lease and anticipates executing the renewal in May, 2002.

(4) The Company did not renew this lease.

In addition to the above listed facilities, the Company leases a small storage facility in Hong Kong, in addition to public warehouse space in Houston to accommodate fluctuating inventory needs. The foregoing properties consist of block, cinder block or concrete block buildings which the Company believes are in good condition and well maintained.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings and claims incident to the normal conduct of its business. The Company believes that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material adverse effect on its financial position or results of operations. The Company maintains product liability and general liability insurance in amounts it believes to be reasonable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of shareholders during the fourth quarter of fiscal 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company's Common Stock is traded on The Nasdaq Stock Market's SmallCap Market under the symbol "DSIT." Prior to August 17, 1998, the Company's Common Stock was traded on The Nasdaq National Market. The table sets forth, for the periods indicated, the reported high and low close sale prices of the Company's Common Stock as reported on The Nasdaq SmallCap Market:

		High	Low
Fiscal Year 2000:			
	1st Quarter	3.750	2.813
	2nd Quarter	3.469	2.188
	3rd Quarter	2.813	1.875
	4th Quarter	2.844	1.188
Fiscal Year 2001:			
	1st Quarter	1.938	1.250
	2nd Quarter	1.620	1.000
	3rd Quarter	1.180	0.950
	4th Quarter	1.100	0.750

On February 14, 2002, the Company received notice from the Nasdaq Stock Market Inc. that the Company's common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq SmallCap Market under Marketplace Rule 4310(c)(4) (the "Rule"). If, prior to August 13, 2002, the Company's common stock closes at $1.00 or more for a minimum of 10 consecutive trading days, the Company will receive notification that it is in compliance with the Rule. If compliance is not demonstrated by August 13, 2002, and if the Company does not meet initial listing requirements, the Company will receive notification that its securities will be delisted. If this occurs, the Company may appeal the delisting determination to a Nasdaq Listing Qualifications Panel.

Stockholders

According to the records of the Company's transfer agent, as of March 15, 2002, there were 102 holders of record of the Company's Common Stock. The Company believes that a substantially larger number of beneficial owners hold such shares in depository or nominee form.

Dividends and Distributions

The Company has never declared nor paid cash dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the near future. In addition, the Company's credit facility prohibits the payment of dividends.

Investment Warrant

On March 19, 2001, the Company issued to MVII an Investment Warrant to acquire 1.8 million shares of the Company's Common Stock, at a purchase price of $2.7 million. The Investment Warrant is exercisable in whole on in part, for a ten-year period beginning June 3, 2002. The Investment Warrant was subject to certain anti-dilution adjustments. In connection with the issuance of the Investment Warrant, the Company and MVII entered into a Registration Rights Agreement, pursuant to which MVII was granted certain piggyback registration rights with respect to the shares of the Common Stock underlying the Warrant. Shares of Common Stock acquired by MVII upon exercise of the Warrant are subject to the terms of a Shareholders' and Voting Agreement dated as of April 5, 1999, among MVII and certain of the Company's other shareholders. Proceeds from the sale of the Investment Warrant were used by the Company for current working capital.

The Investment Warrant was issued by the Company to MVII in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended. The Company believes the Section 4(2) exemption from registration was available based upon the established criteria for effecting a private offering by virtue of the following facts, among others: (i) MVII had access to the type of information that would be included in a registration statement, (ii) MVII's principals have adequate financial means to bear the risk of MVII's additional investment in the Company and can be described as sophisticated, (iii) MVII was the only offeree in the transaction, (iv) MVII acquired the Investment Warrant for investment and not with a view toward distribution, (v) the Investment Warrant contains restrictions on resale of the Investment Warrant and the Common Stock issued upon exercise of the Investment Warrant, and (vi) no underwriters were involved nor were any underwriters' commissions paid in connection with the transactions.

On January 31, 2002, at the request of NASDAQ and with the agreement of MVII, the Company issued an amended and restated Investment Warrant, which amended and restated in its entirety the Investment Warrant by removing all anti-dilution provisions. In addition, the Company and MVII entered into an Amended and Restated Registration Rights Agreement, which amended and restated in its entirety the Registration Rights Agreement, by removing all of the provisions regarding the anti-dilution provisions of the original Investment Warrant.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company. The selected consolidated financial data were derived from the Company's consolidated financial statements. All dollar amounts are stated in thousands, except per share data.

The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this report.

Statement of Operations Data:	December 31, 2001	December 31, 2000	December 31, 1999	January 31, 1999	January 31, 1998
Net sales	$ 67,906	$ 70,438	$ 47,560	$ 52,723	$ 73,624
Income (loss) before income taxes and extraordinary item	(1,058)	(1,326)	2,150	(1,337)	(7,392)
Income (loss) before extraordinary item	(1,449)	(849)	1,281	(1,004)	(5,062)
Net income (loss)	(1,449)	(849)	1,281	(1,004)	(5,543)
Basic earnings (loss) per share before extraordinary item	$ (.16)	$ (.09)	$ .17	$ (.17)	$ (.97)
Basic earnings (loss) per share	$ (.16)	$ (.09)	$ .17	$ (.17)	$ (1.06)
Diluted earnings (loss) per share before extraordinary item	$ (.16)	$ (.09)	$ .16	$ (.17)	$ (.97)
Diluted earnings (loss) per share	$ (.16)	$ (.09)	$ .16	$ (.17)	$ (1.06)

Balance Sheet Data:	December 31, 2001	December 31, 2000	December 31, 1999	January 31, 1999	January 31, 1998
Working capital	$ 9,144	$ 4,536	$ 6,326	$ 391	$ 6,265
Total assets	31,313	29,999	15,027	11,411	19,929
Long-term debt, including capital leases	12,500	10,755	2,393	2,541	7,495
Total liabilities	22,179	22,072	8,038	10,549	18,049
Shareholders' equity	9,134	7,927	6,989	861	1,880

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto, and the information included elsewhere herein.

The Company designs, develops, markets and distributes high quality, innovative dolls, toys and consumer electronics products. Core products include *Tech-Link®* communications products, KAWASAKI® electronic musical instruments, *GearHead™* remote control vehicles, the *LazerDoodle™* electronic drawing toy and a full range of special feature doll brands including *Sassy Secrets™, Somersault Sara™, Too Cute Twins™, Childhood Verses™, Pride & Joy®, Little Darlings®,* along with interactive plush products including *Kitty Kitty Kittens®, Frisky Kittens™, Puppy Puppy Puppies®,* and girls' activity products, *Air Nails Salon™,* and *Twist and Twirl Braider™.*

The Company has three major product categories: Juvenile Audio Products, Girls' Toys and Boys' Toys.

Juvenile Audio Products

The Juvenile Audio Product category consists of Youth Communications products and Musical Instruments. Products in the Youth Communications line include walkie-talkies, wrist watch walkie-talkies, audio products and novelty electronic products. The category brands include *Tech-Link®* and *Micro Link™* communications products, Harley-Davidson® walkie-talkies and bike alarms, and the Company's new *BioScan™ Room Guardian™,* and the *LazerDoodle™* electronic drawing toy. The Musical Instrument line includes the branded line of KAWASAKI® guitars, drum pads, saxophones and keyboards.

Girls' Toys

The Girls' Toys product category includes dolls, interactive plush toys, play sets, accessories, and girls' activity toys. The Girls' Toys portfolio of brands includes *Sassy Secrets™, Somersault Sara™, Too Cute Twins™, Childhood Verses™, Pride & Joy®, Little Darlings®,* along with interactive plush products including *Kitty Kitty Kittens®, Frisky Kittens™, Puppy Puppy Puppies®,* and girls' activity products, *Air Nails Salon™,* and *Twist and Twirl Braider™.*

Boys' Toys

The Boys' Toys product category includes radio control and infra-red control vehicles. The brands in this product category are *GearHead™* radio control vehicles, including the *Insector®*, and the unique ultra-articulated *Street Savage™.* The *GearHead™* brand also includes *GearHead™Jr.* infra-red control vehicles.

Product Introductions

New product introductions during 2001 included KAWASAKI Mega Chords Guitar, KAWASAKI Mega Deluxe Drum, *Too Cute Twins™*, and *Susie So Smart™* interactive electronic dolls; *Kitty Kitty Kittens®* plush toys and the unique *Street Savage™* radio control vehicle.

Significant Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms with current customers, our observance of trends in the industry, information provided by our customers and information available from other outsides sources, as appropriate. Our significant accounting policies include:

Revenue Recognition – The Company recognizes revenue when products are shipped and title passes to unaffiliated customers. In most cases, title transfers to our customers when the product has been presented to shipment forwarders on FOB Asia sales and when the product is picked up from our distribution facilities on domestic sales. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition", provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Allowance for Doubtful Accounts – Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company's estimate for its allowance is based on two methods which are combined to determine the total amount reserved. First, the company evaluates specific accounts where we have information that the customer may have an inability to meet its financial obligations (bankruptcy, etc.). In these cases, the company uses its judgement, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amounts reserved. Second, a general reserve is established for all other customers based on historical collection and write-off experience. If circumstances change, the Company's estimates of the recoverability of amounts due the Company could be reduced by a material amount.

Allowance for Returns and Defectives – The Company records a provision for estimated sales returns and defectives on sales in the same period as the related revenue is recorded. Our sales to customers generally do not give them the right to return product or to cancel firm orders. However, as is common in the industry, we sometimes accept returns for stock balancing and negotiate accommodations to customers, which includes price discounts, credits and returns, when demand for specific product falls below expectations. Additionally, customers are given credit for any defective products they may have received. The allowance estimates are based on historical sales returns and defective rates, analysis of credit memo data and other known factors. If the data the Company uses to calculate these estimates does not properly reflect future returns and defectives, revenue could be overstated and future operating results adversely affected.

Inventories – Inventory is valued at the lower of cost or market. The Company reviews the book value of slow-moving items, discounted product lines and individual products to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then the Company establishes a reserve for the amount required to value the inventory at market. If the Company is not able to achieve its expectations of the net realizable value of the inventory at its current value, the Company would adjust its reserve accordingly.

Deferred Taxes – The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Generally accepted accounting principles require that we review deferred tax assets for recoverability and if needed, establish a valuation allowance for those amounts deemed unrecoverable. The review considers historical taxable income, projected future taxable income, and the expected timing of the reversals of temporary differences. Deferred tax assets of the Company are primarily the result of unused net operating loss carry-forwards and foreign tax credits which expire over a range of years. In 2001, the Company recorded a valuation allowance of $566,000 related to foreign tax credits expiring in 2002, as it was determined that it was more likely than not that these credits would not be realized.

Goodwill – The Company made an acquisition in 2000 that included a significant amount of goodwill and other intangible assets. Under generally accepted accounting principles through December 31, 2001, these assets were amortized over their estimated useful lives, and were to be tested periodically to determine if they were recoverable from future operating earnings over their useful lives. We recorded goodwill amortization expense of $513,396 and $513,360, respectively in 2001 and 2000.

Effective in 2002, goodwill will no longer be amortized but will be subject to at least an annual impairment test based on its estimated fair value. Other intangible assets meeting certain criteria will continue to be amortized over their useful lives and also subject to an impairment test. There are many assumptions and estimates underlying the determination, including future cash flow and operating results. Management engaged an independent company to assist in valuing the Company's goodwill at December 31, 2001. Based on this review, at this time an impairment charge is not anticipated.

Results of Operations

The following table sets forth the Company's results of operations as a percentage of net sales for the fiscal years indicated:

	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	70.7	71.1	71.6
Gross profit	29.3	28.9	28.4
Selling, general and administrative expenses	29.6	28.9	22.8
Operating income (loss)	(0.3)	0.0	5.6
Interest expense	(1.7)	(2.1)	(1.3)
Other income	0.4	0.2	0.2
Income (loss) before income taxes and extraordinary item	(1.6)	(1.9)	4.5
Benefit from (provision for) income taxes	(0.5)	0.7	(1.8)
Net income (loss)	(2.1)%	(1.2)%	2.7%

Fiscal Year 2001 Compared to Fiscal Year 2000

Net Sales. Net sales during fiscal 2001 decreased $2.5 million, or 3.6%, to $67.9 million, from $70.4 million in fiscal 2000. The decrease was due primarily to reduced sales of Boys' Toys and Juvenile Audio products, partially offset by sales of Girls' Toys.

Net sales of Juvenile Audio Products decreased $1.5 million, or 5.2%, to $26.3 million during fiscal 2001, from $27.8 million during fiscal 2000. The major product groups in this category are Youth Communications and Musical Instruments, providing $14.6 million and $11.7 million respectively in 2001 sales, compared to $14.2 million and $13.6 million respectively in 2000. The Youth Communications product group increase reflects sales of *Ebrain*™ personal communicator, introduced in fall 2001, partially offset by decreases in walkie-talkie sales, due to increased competition in non-branded products. Musical Instruments sales decreased primarily in keyboards, which is a result of decreased warehouse club business with one, non-primary customer.

Net sales of Girls' Toys increased $3.5 million, or 12.4%, to $31.5 million in fiscal 2001 from $28.0 million in fiscal 2000. The sales increase in Girls' Toys was driven by the television promoted *Too Cute Twins*™ doll line, the girls activity toy *Air Nails Salon*™ and the plush toy *Kitty Kitty Kittens*®, partially offset by declines in sales of dolls in the *Pride & Joy*®, *Elite*® and other general doll lines.

Net sales of Boys' Toys decreased $4.1 million, or 32.4% to $8.6 million during fiscal 2001 from $12.7 million in fiscal 2000. The decrease is due primarily to the discontinuation of the *Blockmen*® line of products sold in 2000 and decreased sales of the primary 2000 R/C vehicle, *Insector®*, and other boys' items, partially offset by sales of the new 2001 R/C vehicle, *Street Savage™*.

Net sales of products in other categories decreased approximately $460,000 or 0.5% to $1.5 million during fiscal 2001 from $1.9 million in fiscal 2000. The decrease is attributable to lower sales of games, video phones, doorbells and other discontinued lines, partially offset by increased sales of preschool products.

International net sales decreased $1.6 million, or 12.0%, to $11.7 million during fiscal 2001 from $13.3 million in fiscal 2000. The decrease reflects the strength of the U.S. dollar against foreign currencies; thereby negatively affecting sales distributors potential retail price points and margins. International net sales were 17.2% of total net sales for fiscal 2001 as compared to 18.9% of total net sales in fiscal 2000.

Gross Profit. Gross profit decreased approximately $400,000 or 2.0% to $19.9 million during fiscal 2001 from $20.3 million in fiscal 2000. Gross profit as a percentage of net sales increased to 29.3% during fiscal 2001 from 28.9% in fiscal 2000. The percentage increase reflects the continued focus on sales of proprietary products, such as the *Too Cute Twins™* doll, *Air Nails Salon™* girls' activity toy, and the *Street Savage™* R/C vehicle, versus lower margin, more volume-driven non-proprietary products. Proprietary products, which were 80% of our total net sales in 2001, generate a higher margin percentage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $200,000 to $20.1 million, or 1.3%, during fiscal 2001 from $20.3 million in fiscal 2000. The decrease reflects reductions of approximately $945,000 and $846,000 in advertising and commission expenses, due to lower sales volume. Additionally, professional fees decreased $356,000, as expenses associated with the 2000 Meritus merger were non-reoccuring, along with a $120,000 decrease in various operating expenses. Partially offsetting these decreases, was an approximate $525,000 increase in employee compensation, due to employee additions and a significant increase in receivables' bad debt expense. The $1.7 million provision for uncollectible accounts receivable is primarily related to the January, 2002 bankruptcy filing of Kmart Corp. *(See Note 15 to Consolidated Financial Statements.)*

Interest Expense. Interest expense decreased approximately $319,000 or 21.6% to $1.2 million in fiscal 2001 from $1.5 million during fiscal 2000. The decrease was due primarily to lower interest borrowing rates in 2001 as compared to 2000.

Income Taxes. In fiscal 2001, the Company generated a loss before income taxes of $1.0 million compared to a $1.3 million loss before income taxes during fiscal 2000. A significant contributor to the 2001 loss was a $1.7 million provision for uncollectible accounts receivable. The provision is not included in taxable income for 2001, but will be in a future year when the underlying receivables are written-off against the provision. As a result, the Company believes its ability to use Foreign Tax Credits expiring in 2002 has been potentially negated, and therefore has recorded a $566,000 valuation allowance for the credits in 2001.

Net Loss. The Company's net loss for fiscal 2001 was approximately $1.4 million compared to a net loss of approximately $849,000 for fiscal 2000. The 2001 net loss was due in significant part to the required increase in the uncollectible receivables provision related to the Kmart bankruptcy. The $1.7 million provision offset all other gains made in reduction of selling, general and administrative expense by management in response to the reduced 2001 sales volumes from 2000. *(See Note 12 to the Consolidated Financial Statements.)*

Fiscal Year 2000 Compared to Fiscal Year 1999

All component changes are affected by the change in the Company's fiscal year in 1999 (fiscal 2000 reflects 12 months activity versus 11 months activity in fiscal 1999).

Net Sales. Net sales during fiscal 2000 increased $22.9 million, or 48.1%, to $70.4 million, from $47.6 million in fiscal 1999. A substantial portion of this increase, $10.6 million, was due to the acquisition of Meritus and its product lines. Excluding these Meritus items, net sales increased $12.3 million or 25.8% compared to fiscal 1999, primarily due to increased sales of Girls' Toys.

Net sales of Juvenile Audio Products decreased $1.3 million, or 4.1%, to $27.8 million during fiscal 2000, from $29.1 million during fiscal 1999. The major product groups in this category are Youth Communications and Musical Instruments, providing $14.2 million and $13.6 million respectively in 2000 sales. Decreases occurred in both product groups in 2000, as more emphasis was placed on branded products like *Tech Link*® and KAWASAKI®, requiring customers to reposition their inventory from the non-branded product lines sold in prior years.

Net sales of Girls' Toys increased $21.1 million, or 304.8%, to $28.0 million in fiscal 2000 from $7.0 million in fiscal 1999. Meritus items contributed $10.6 million of this increase. Excluding these Meritus items, Girls' Toys net sales increased $10.4 million or 251.4% compared to fiscal 1999. With respect to non-Meritus items, the sales increase in Girls' Toys was driven by the television promoted *Hush Li'l Baby*® doll and the continued expansion and growth of the *Pride and Joy*® doll line.

Net sales of Boys' Toys increased $3.8 million, or 40.3% to $12.7 million during fiscal 2000 from $8.9 million in fiscal 1999. The increase reflects the successful introduction of the television promoted *Insector*® R/C vehicle in 2000, partially offset by decreases in sales of *Blockmen*® and other military type products.

Net sales of products in other categories decreased approximately $700,000, or 24.7%, to $1.9 million during fiscal 2000 from $2.6 million in fiscal 1999. The decrease reflects continued reduction in sales of *Hoppin' Poppin' Spaceballs*® and other hand-held and outdoor games, as well as a decrease in sales of the *Talking Doorbell*® products introduced in fiscal 1998.

International net sales increased $2.4 million, or 21.7%, to $13.3 million during fiscal 2000 from $10.9 million in fiscal 1999. International net sales were 18.9% of total net sales for fiscal 2000 as compared to 22.9% of total net sales in fiscal 1999.

Gross Profit. Gross profit increased $6.8 million, or 50.3%, to $20.3 million during fiscal 2000 from $13.5 million in fiscal 1999. Gross profit as a percentage of net sales increased to 28.9% during fiscal 2000 from 28.4% in fiscal 1999. The percentage increase reflects the strategic emphasis placed on proprietary products such as *Pride & Joy*® and *Hush Li'l Baby*® dolls, the *Insector* ® R/C vehicle, and the successful branding of our *Tech-Link*® walkie-talkie lines in addition to the inclusion of the Meritus doll lines. Proprietary products have a higher margin, and as a result of the sales emphasis now comprise an increased percentage of our total net sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $9.5 million to $20.3 million, or 87.7%, during fiscal 2000 from $10.8 million in fiscal 1999. The increase included major increases in television and other marketing costs of $3.4 million and approximately $385,000, respectively to support sales of our proprietary products. In addition, the merger with Meritus added employee costs of $2.4 million. Other operating costs associated with the New Jersey office and associated with the increased development activity in Girls' Toys were also a substantial part of the increase. Professional fees, including attorney and accounting costs, increased approximately $550,000, a portion of which is directly related to the Meritus merger. A downturn in the general retail climate required the Company to make an additional provision for noncollectible accounts of approximately $150,000. Travel and entertainment expense also increased approximately $400,000 due primarily to increased 2001 sales activity and focus on increasing the internal sales responsibility for major accounts.

Interest Expense. Interest expense increased approximately $855,000, or 138.1%, to $1.5 million in fiscal 2000 from $619,000 during fiscal 1999. The increase was due to borrowings associated with the Meritus merger and increased working capital needs to support the increased 2000 sales.

Income Taxes. In fiscal 2000, the Company generated a loss before income taxes of $1.3 million compared to a $2.1 million profit before income taxes during fiscal 1999. As a result, the Company generated a tax benefit of approximately $477,000 during fiscal 2000 compared to a tax expense of approximately $869,000 in fiscal 1999. The Company expects to realize its 2000 tax benefits from net operating loss carry forwards and foreign income tax credits by the reduction of tax liabilities on taxable earning in future years.

Net Income (Loss). The Company's net loss for fiscal 2000 was approximately $849,000 compared to a net income of $1.3 million for fiscal 1999. The 2000 net loss was due, in part, to less than expected sales of our television promoted products in relation to television advertising costs and fourth quarter inventory close-outs of *Blockmen®* and other products introduced in prior years. As discussed above, the gains made by the Company in net sales and gross profit were exceeded by substantial increases in selling, general and administrative expenses. In addition, the financial condition of several customers required a higher than normal provision for uncollectible accounts receivable.

Liquidity and Capital Resources

The Company historically has funded its operations and capital requirements by cash generated from operations and borrowings. The Company's primary capital needs have consisted of acquisitions of inventory, financing accounts receivable and capital expenditures for product development.

The Company's operating activities used net cash of $3.4 million during fiscal 2001, consisting primarily of increases in accounts receivable and decreases in accounts payable. Net cash used in investing activities during fiscal 2001 was approximately $525,000 and was mostly due to capital expenditures. Net cash provided by financing activities was $4.1 million in 2001 and was a result of proceeds from the issuance of common stock warrants and borrowing under revolving lines of credit, net of payments on long-term debt. The Company's working capital at December 31, 2001 was $9.2 million and unrestricted cash was approximately $285,000.

The seasonal nature of the toy business results in complex working capital needs. The Company's working capital needs, which the Company generally satisfies through short-term borrowings, are greatest in the last two fiscal quarters. To manage these working capital requirements, the Company maintains the Dao Heng Facility and the Revolver. Additionally, the Company discounts customers' letters of credit at several other Hong Kong banks.

As of December 31, 2001, the Company and Sunrock amended the Revolver to revise the future covenants and restrictions required by the Revolver. Management believes the Company will be able to maintain compliance with such covenants in the future.

On March 19, 2001, the Company issued to MVII an Investment Warrant to acquire 1.8 million shares of the Company's Common Stock at a purchase price of $2.7 million. The Investment Warrant is exercisable, in whole or in part, for a ten-year period beginning June 3, 2002. Proceeds from the sale of the Investment Warrant were used by the Company for current working capital. The Investment Warrant was amended and restated in its entirety on January 31, 2002, to remove all anti-dilution provisions at the request of Nasdaq.

The Company has budgeted approximately $1.3 million for capital expenditures for fiscal 2002 consisting primarily of purchases of tools and molds and information technology systems. As of March 19, 2002 the Company had additional aggregate borrowing capacity of approximately $300,000 under the Revolver and the Dao Heng Credit Facility. Based on projected fiscal 2002 operating results, the Company believes cash flows from operations and available borrowings under the Revolver and the Dao Heng Credit Facility will be sufficient to meet the Company's operating cash requirements and fund its anticipated capital expenditures. However, there can be no assurance the Company will meet its projected operating results. In connection with any future cash needs or acquisition opportunities, the Company may incur additional debt or issue additional equity or debt securities depending on market conditions and other factors.

In a series of related transactions with MVII that occurred between April and June of 1999, the Company received $5 million in exchange for the sale of approximately 2.5 million shares of the Company's Common Stock. The Company used those funds to finance the normal business operations of the Company.

In connection with the acquisition of Meritus, the Company borrowed $5 million from MVII. The debt is evidenced by a promissory note dated January 7, 2000 (the "MVII Note"). The MVII Note bears interest at a rate of prime plus 2%, matures on July 1, 2004 and is subordinate to the Revolver. The proceeds from the MVII Note were used primarily to facilitate the merger with Meritus, including the satisfaction of Meritus' debt, described below.

On March 6, 2002, pursuant to the terms of the Revolver and the MVII Note, the Company reborrowed \$500,000 of the original principal that the Company had paid on the MVII Note. The proceeds were used to finance the normal business operations of the Company.

The Company is obligated to make future minimum royalty payments under certain of its license agreements. As of December 31, 2001, the Company was required to make an aggregate of approximately \$150,000 in payments of guaranteed royalties under certain licenses in fiscal 2002 and \$225,000 thereafter through fiscal 2003.

Recent Accounting Pronouncements

SFAS No. 141 entitled "*Business Combinations*" was issued in June 2001 and became effective July 1, 2001. SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting, which requires that acquisitions be recorded at fair value as of the date of acquisition. The pooling-of-interests method of accounting allowed under prior standards, which reflected business combinations using historical financial information, is now prohibited.

In June 2001, the FASB issued SFAS No. 142 entitled "*Goodwill and Other Intangible Assets*", which became effective on January 1, 2002. Under SFAS No. 142, existing goodwill will no longer be amortized, but will be tested for impairment using a fair value approach. SFAS No. 142 requires goodwill to be tested for impairment at a level referred to as a reporting unit, generally one level lower than reportable segments. SFAS No. 142 requires us to perform the first goodwill impairment test on all reporting units within six months of adoption. The first step is to compare the fair value with the book value of a reporting unit. If the fair value of the reporting unit is less than its book value, the second step will be to calculate the impairment loss, if any. Any impairment loss from the initial adoption of SFAS No. 142 will be recognized as a change in accounting principle. After the initial adoption, we will test goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Management engaged an independent company to assist in valuing the Company's goodwill at December 31, 2001. Based on this review, at this time an impairment change is not anticipated.

In June 2001, the FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations*". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations and financial condition.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets,*" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*" and the accounting and reporting provisions of APB Opinion No. 30, "*Reporting the Results of Operations – Reporting the Effects of a Disposal of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,*" for the disposal of a segment of a business. This Statement also amends ARB No. 51, "*Consolidated Financial Statements,*" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 became effective on January 1, 2002, and interim periods within fiscal 2003, with early application encouraged. The provisions of this Statement generally are to be applied prospectively.

Meritus Acquisition

Effective January 7, 2000, the Company acquired Meritus by way of merger. Pursuant to the terms of the merger, the Company acquired all of the issued and outstanding stock of Meritus for 533,208 shares of the Company's Common Stock and $2.8 million in other consideration paid to the shareholders of Meritus. Contemporaneously with the merger, the Company satisfied $4.4 million of Meritus' debt. The merger was accounted for using the purchase method; therefore the Company recorded the acquired assets at their fair market value, generating a significant amount of goodwill. *(See Note 2 to the Consolidated Financial Statements.)*

As a result of the merger, the Company added the *Baby Beans®* brand soft bean bag dolls, *Forever Girl Friends®* brand accessories for 11-1/2" fashion dolls, and *Little Darlings®* brand value-priced action feature dolls to its product offerings, as well as the *Elite Dolls™* brand, which was created by Meritus specifically to manufacture and market "*Lifetime Play Dolls™*," a line of exquisite 18" dolls and accessories suitable for playing or collecting.

Inflation

The Company does not believe that inflation in the United States, Europe or Asia in recent years has had a significant effect on its results of operations.

Year 2000

During 1999, the Company concluded its efforts to address the Year 2000 issue. In addition to a review of the Company's management information software ("MIS"), EDI software, and local area network and personal computer operating systems, readiness reviews were completed on customers and vendors. The Company did not experience any Year 2000 issues with its internal operating systems or with its customers or vendors. In addition, the Company did not experience any loss in revenues due to the Year 2000 issue.

Cautionary Statement

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this Form 10-K, other filings or reports with the Securities and Exchange Commission, press releases, conferences, or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company is including this Cautionary Statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any such forward-looking statements. Forward-looking statements can be identified by the use of terminology such as "believe," "anticipate," "expect," "estimate," "may," "will," "should," "project," "continue," "plans," "aims," "intends," "likely," or other words or phrases of similar terminology. Management cautions you that forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by forward-looking statements, please read carefully the information under Item 1, "Risk Factors", of this Form 10-K. In addition to the Risk Factors and other important factors detailed herein and from time to time in other reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-Q, and 10-K, the following important factors could cause actual results to differ materially from those suggested by any forward-looking statements.

Marketplace Risks

- Increased competitive pressure, both domestically and internationally, which may negatively affect the sales of the Company's products;
- Changes in public and consumer taste, which may negatively affect the sales of the Company's products;

- Significant changes in the play patterns of children, whereby they are increasingly attracted to more developmentally advanced products at younger ages, which may affect brand loyalty and the perceived value of and demand for the Company's products; and

- Possible weaknesses in economic conditions, both domestically and internationally, which may negatively affect the sales of the Company's products and the costs associated with manufacturing and distributing these products.

Financing Considerations

- Currency fluctuations, which may affect the Company's reportable income; significant changes in interest rates, both domestically and internationally, which may negatively affect the Company's cost of financing both its operations and investments.

Other Risks

- Changes in laws or regulations, both domestically and internationally, including those affecting consumer products or trade restrictions, which may lead to increased costs or interruption in normal business operations of the Company;

- Future litigation or governmental proceedings, which may lead to increased costs or interruption in normal business operations of the Company; and

- Labor disputes, which may lead to increased costs or disruption of any of the Company's operations.

The risks included herein and in Item 1 "Risk Factors" are not exhaustive. Other sections of this Form 10-K may include additional factors which could materially and adversely impact the Company's business, financial condition, and results of operations. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors on the Company's business, financial condition or results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Consolidated Financial Statements and Schedules" included on page F-1 for information required under this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

General

Information required by Item 10 relating to the executive officers of the Company appears under the heading "Executive Officers of the Registrant" in Part I herein. Information required by Item 10 relating to members of the Company's Board of Directors, as well as information required by Items 11 through 13, is hereby incorporated by reference to the information under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Compensation," "Compensation of Certain Named Executive Officers," "Management-Employment and Related Agreements," and "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A and anticipated to be filed within 120 days after the end of the Company's fiscal year ended December 31, 2001.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements. Reference is made to the Index on page F-1 for a list of all financial statements filed as part of this Report.

(a) 2. and (d) Financial Statement Schedules. Reference is made to the Index on page F-1 for a list of all financial statement schedules filed as part of this Report.

(a) 3. and (c) Exhibits. Reference is made to the Exhibit Index on page E-1 for a list of all exhibits filed as part of this Report.

(b) Reports on Form 8-K. The Company filed a Form 8-K dated October 12, 2001, (filed on October 24, 2001) for the purpose of reporting the resignation of Michael J. Lyden from his positions as President and Chief Executive Officer, and member of the Board of Directors of the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSI Toys, Inc.

Dated: April 1, 2002 By: /s/ JOSEPH S. WHITAKER
Joseph S. Whitaker
President, Chief Executive Officer and Director

Dated: April 1, 2002 By: /s/ ROBERT L. WEISGARBER
Robert L. Weisgarber
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ E. THOMAS MARTIN E. Thomas Martin	Chairman	April 01, 2002
/s/ M. D. DAVIS M.D. Davis	Director	April 01, 2002
/s/ JOSEPH N. MATLOCK Joseph N. Matlock	Director	April 01, 2002
/s/ ROBERT L. BURKE Robert L. Burke	Director	April 01, 2002
/s/ JOHN MCSORLEY John McSorley	Director	April 01, 2002
/s/ WALTER S. REILING Walter S. Reiling	Director	April 01, 2002

DSI TOYS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Accountants

To the Board of Directors and Shareholders of
DSI Toys, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of DSI Toys, Inc. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Houston, Texas
March 29, 2002

DSI Toys, Inc.
Consolidated Balance Sheet

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets:		
Cash	$ 284,637	$ 177,682
Restricted cash		150,000
Accounts receivable, net	8,767,550	6,522,883
Inventories	6,739,920	6,687,195
Prepaid expenses and other current assets	1,981,592	1,740,945
Deferred income taxes	893,000	385,000
Total current assets	18,666,699	15,663,705
Property and equipment, net	1,769,284	2,415,084
Deferred income taxes	1,312,000	1,780,000
Goodwill, net	9,241,128	9,754,524
Other assets	323,624	385,827
	$ 31,312,735	$ 29,999,140
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,580,780	$ 7,901,290
Current portion of long-term debt	1,120,650	1,689,911
Current portion of long-term debt due to a related party	1,751,485	1,424,478
Income taxes payable	69,638	112,325
Total current liabilities	9,522,553	11,128,004
Long-term debt	9,210,390	6,464,268
Long-term debt due to a related party	3,289,552	4,291,037
Deferred income taxes	156,642	188,849
Total liabilities	22,179,137	22,072,158
Commitments and Contingencies (Note 11)		
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued or outstanding		
Common stock, $.01 par value, 35,000,000 authorized, 9,066,365 shares issued and outstanding	90,664	90,664
Additional paid-in capital	5,173,465	5,173,465
Common stock warrants	2,802,500	102,500
Accumulated other comprehensive loss	(70,928)	(27,062)
Retained earnings	1,137,897	2,587,415
Total shareholders' equity	9,133,598	7,926,982
	$ 31,312,735	$ 29,999,140

See accompanying notes to consolidated financial statements.

DSI Toys, Inc.
Consolidated Statement of Operations

	Fiscal Year		
	2001	2000	1999
Net sales	$ 67,906,409	$ 70,438,531	$ 47,560,024
Cost of goods sold	47,985,126	50,120,552	34,046,112
Gross profit	19,921,283	20,317,979	13,513,912
Selling, general and administrative expenses	20,103,335	20,367,165	10,848,624
Operating income (loss)	(182,052)	(49,186)	2,665,288
Interest expense	(1,155,092)	(1,473,909)	(618,994)
Other income	278,529	196,661	103,302
Income (loss) before income taxes	(1,058,615)	(1,326,434)	2,149,596
Benefit from (provision for) income taxes	(390,903)	477,448	(868,605)
Net income (loss)	$ (1,449,518)	$ (848,986)	$ 1,280,991
Basic earnings per share			
Earnings (loss) per share	$(0.16)	$(0.09)	$0.17
Weighted average shares outstanding	9,066,365	9,053,382	7,688,964
Diluted earnings per share			
Earnings (loss) per share	$(0.16)	$(0.09)	$0.16
Weighted average shares outstanding	9,066,365	9,053,382	7,803,403

See accompanying notes to consolidated financial statements.

DSI Toys, Inc
Consolidated Statement of Cash Flows

	Fiscal Year		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (1,449,518)	$ (848,986)	$ 1,280,991
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation	1,334,392	1,551,632	728,951
Amortization and write-off of debt discount and issuance costs	42,583	24,927	36,799
Amortization of goodwill	513,396	513,360	
Provision for doubtful accounts	1,717,931	222,021	65,528
Loss (gain) on sale or abandonment of equipment	(25,957)	32,173	727
Deferred income taxes	(72,207)	(893,491)	722,340
Changes in assets and liabilities, excluding acquisitions:			
Restricted cash	150,000		
Accounts receivable	(3,962,598)	(2,413,654)	(2,403,862)
Inventories	(52,725)	(954,186)	(1,487,536)
Income taxes payable	(42,687)	(316,402)	156,807
Prepaid expenses	(240,647)	(507,859)	(287,174)
Accounts payable and accrued liabilities	(1,320,510)	1,039,373	(3,030,004)
Net cash used in operating activities	(3,408,547)	(2,551,092)	(4,216,433)
Cash flows from investing activities:			
Cash used for acquisition of Meritus		(884,033)	
Capital expenditures	(766,921)	(1,249,944)	(1,087,446)
Proceeds from sale of equipment	104,286		225
Decrease in other assets	137,120	273,087	125,408
Net cash used in investing activities	(525,515)	(1,860,890)	(961,813)
Cash flows from financing activity:			
Net borrowing (repayments) under revolving lines of credit	(613,604)	4,046,472	329,085
Net borrowings on long-term debt	2,790,465	400,684	12,741
Net borrowings (repayments) on long-term debt due to related parties	(674,478)	4,025,515	
Payments of assumed Meritus debt		(4,382,541)	
Net proceeds from issuance of common stock			4,873,548
Net proceeds from issuance of warrants	2,700,000		
Debt and stock issue costs	(117,500)	35,000	(85,433)
Net cash provided by financing activities	4,084,883	4,125,130	5,129,941
Effect of exchange rate changes on cash	(43,866)	(14,436)	(26,922)
Net increase (decrease) in cash	106,955	(301,288)	(75,227)
Cash and cash equivalents, beginning of year	177,682	478,970	554,197
Cash and cash equivalents, end of year	$ 284,637	$ 177,682	$ 478,970

See accompanying notes to consolidated financial statements.

DSI Toys, Inc.
Consolidated Statement of Shareholders' Equity

	Common Stock		Additional Paid-in		Accumulated Other Comprehensive	Retained	Treasury	
	Shares	Amount	Capital	Warrants	Income(Loss)	Earnings	Stock	Totals
Balance, January 31, 1999	8,719,000	$ 87,190	$ 21,162,568	$ 102,500	$ 14,296	$ 2,155,410	$ (22,660,592)	$ 861,372
Comprehensive income:								
Net income						1,280,991		1,280,991
Foreign currency translation adjustments Net of tax					(26,922)			(26,922)
Comprehensive income								1,254,069
Issuance of 2,458,491 common shares from the treasury			(15,479,229)				20,479,229	5,000,000
Options exercised			(518,189)				621,968	103,779
Stock issuance cost			(230,231)					(230,231)
Balance, December 31, 1999	8,719,000	87,190	4,934,919	102,500	(12,626)	3,436,401	(1,559,395)	6,988,989
Comprehensive loss:								
Net Loss						(848,986)		(848,986)
Foreign Currency translation adjustments net of tax					(14,436)			(14,436)
Comprehensive Loss								(863,422)
Issuance of 347,365 common shares and 185,843 common shares from the treasury	347,365	3,474	238,546				1,559,395	1,801,415
Balance, December 31, 2000	9,066,365	90,664	5,173,465	102,500	(27,062)	2,587,415		7,926,982
Comprehensive loss:								
Net Loss						(1,449,518)		(1,449,518)
Foreign Currency translation adjustments net of tax					(43,866)			(43,866)
Comprehensive Loss								(1,493,384)
Warrants Issued				2,700,000				2,700,000
Balance, December 31, 2001	9,066,365	$ 90,664	$ 5,173,465	$ 2,802,500	$ (70,928)	$ 1,137,897	$	$ 9,133,598

See accompanying notes to consolidated financial statements.

DSI TOYS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Organization:

DSI Toys, Inc. (the "Company") was incorporated under the laws of the State of Texas in November 1970. The Company markets and distributes a variety of toys and children's consumer electronics both within the United States and internationally, primarily to retailers. The Company's products are manufactured primarily in the People's Republic of China.

Effective May 1, 1997, the Company's Articles of Incorporation were amended to (i) authorize the issuance of 5,000,000 shares of $.01 par value preferred stock, (ii) change the par value of common stock to $.01 and (iii) reduce the authorized shares of common stock to 20,000,000 shares.

On June 3, 1997, the Company completed its initial public offering (the "Offering") of 2,500,000 shares of common stock, which provided the Company net proceeds of $17.7 million. All of the net proceeds were used to repay debt of the Company. In connection with the Offering, the Company issued warrants to purchase 250,000 shares of common stock to the lead underwriters. Such warrants are exercisable at $10.80 per share and expire May 28, 2002.

Effective May 28, 1999, the Company's Articles of Incorporation were amended to increase the authorized shares of common stock to 35,000,000 shares.

Effective June 1, 1999, the Company consummated transactions with MVII, LLC ("MVII") pursuant to a Stock Purchase and Sale Agreement dated April 15, 1999. As a result of those transactions, MVII made a total investment of $12 million in the Company's common stock, $5 million of which was paid directly to the Company for the purchase of 2,458,491 shares of common stock.

On March 19, 2001, the Company issued to MVII an Investment Warrant to acquire 1.8 million shares of the Company's Common Stock, in exchange for a cash purchase price of $2.7 million. The Investment Warrant is exercisable for no additional consideration, in whole or in part, for a ten-year period beginning June 4, 2002. Proceeds from the sale of the Investment Warrant were used by the Company for current working capital.

NOTE 2 - Summary of Significant Accounting Policies:

Basis of presentation

The accompanying consolidated financial statements include the accounts of wholly-owned subsidiaries DSI(HK) Limited, Meritus Limited, and RSP Limited. All significant intercompany transactions have been eliminated in consolidation.

Fiscal year

The Company's fiscal year is the year ending December 31 of the calendar year mentioned. Prior to December 31, 1999, the terms "fiscal year" and "fiscal" refer to January 31 of the following calendar year mentioned (e.g., a reference to fiscal 1998 was a reference to the fiscal year ended January 31, 1999).

Cash equivalents

The Company considers investments with original maturity dates of three months or less from the date of purchase to be cash equivalents. Restricted cash, held as a compensating balance under a revolving loan supported by letters of credit is not considered a cash equivalent.

Revenue recognition

Revenues are recognized upon shipment of product by the Company, or in the case of FOB Asia sales, by the manufacturer, and, at that point, legal responsibility and title pass to the buyer. The Company provides an allowance for doubtful accounts and accrues for returns and discounts using a percentage of gross sales based on historical experience. Provision is made currently for estimated returns of defective and slow-moving merchandise, price protection and customer allowances and is included as a reduction of accounts receivable and revenues.

Inventories

Inventories consist of finished goods and supplies and are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company provides an allowance for obsolete inventory when appropriate to reflect current market value.

Property and equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to operations, and replacements or betterments are capitalized. Property or equipment sold, retired, or otherwise disposed of is removed from the accounts, and any gains or losses thereon are included in operations. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method for molds and leasehold improvements and an accelerated method, which approximates the straight line method, for all other assets .

Debt issuance costs and debt discount

Debt issuance costs and debt discount are amortized over the term of the related debt on a straight-line basis.

Advertising

The cost of producing media advertising is capitalized as incurred and expensed in the period in which the advertisement is first shown. During interim periods, media communications costs are accrued in relation to sales when the advertising is clearly implicit in the related sales arrangement. In any event, all media communication costs are expensed in the fiscal year incurred. All other advertising costs are expensed in the period incurred. Television advertising expense totaled $2,500,000, $3,621,000 and $275,000 during fiscal 2001, 2000 and 1999, respectively. Prepaid television advertising production costs of $130,000 and $101,000 respectively are included in prepaid expenses at December 31, 2001 and 2000. The Company entered into advertising barter transactions in which the Company recorded $730,000, $529,000 and $311,000 in advertising expenses in fiscal 2001, 2000 and 1999, respectively. In addition, prepaid expenses at December 31, 2000 included $200,000 in bartered, prepaid 2001 print advertising. There is no bartered prepaid advertising expense at December 31, 2001. Management believes these amounts approximate fair value.

Income taxes

The Company accounts for deferred income taxes using the liability method which provides for the recognition of deferred tax assets and liabilities based upon temporary differences between the tax basis of assets and liabilities and their carrying value for financial reporting purposes. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities during the period. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

U.S. deferred income taxes are provided on the undistributed earnings of the wholly-owned subsidiaries.

Foreign currency translations

The Company's foreign subsidiary uses the local currency as the functional currency. Accordingly, assets and liabilities of the Company's foreign subsidiary are translated using the exchange rate in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholders' equity.

Fair value of financial instruments

The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and debt. Due to their short maturity, the fair value of cash and cash equivalents, accounts receivable and accounts payable approximates carrying value. The fair value of the Company's debt approximates the carrying amount of the debt as it is at variable market rates.

Concentration of credit risk and export sales

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company sells its products principally to retail discount stores and toy stores. Five customers comprise a significant portion of the Company's sales (50% in 2001), and therefore, receivables from one or all of these customers may, at any point in time, comprise a large portion of the Company's total receivables, providing an increased concentration of credit risk. Additionally, the customer base is primarily located in the United States, though overall the Company's customer base is large and geographically dispersed across the globe. The Company performs ongoing credit evaluations of its customers to minimize credit risk, and for the majority of its FOB Asia sales, the Company obtains letters of credit from its customers supporting the accounts receivable. (See Note 12).

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Because of the inherent uncertainties in their process, actual results could differ from such estimates. Management believes that the estimates are reasonable.

Impairment of assets

The Company reviews for the impairment of long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill has been amortized over 20 years using the straight-line method in 2001 and 2000. In 2002, the Company will adopt, Statement of Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets", which eliminates amortization of goodwill beginning in January 2002 and requires an annual impairment test based on its estimated fair value, using future discounted cash flow and other factors. The initial valuation will be done as of December 31, 2001, with any impairment recorded in 2002. The Company engaged an independent company to assist in this fair value assessment. Based on this review, at this time an impairment adjustment is not anticipated.

Earnings per share

The Company reports both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares as well as all dilutive potential common shares outstanding.

Stock options and warrants are the only potentially dilutive shares the Company has outstanding at December 31, 2001. The 729,500 shares and 866,500 shares, respectively of common stock options and warrants outstanding were not included in the diluted earnings per share calculation during fiscal 2001 and 2000, because the options and warrants would be anti-dilutive. During fiscal 1999, the Company's warrants, for which the exercise price was less than the average market price of the common shares, were included in the computation of diluted earnings per share, increasing the weighted average number of shares outstanding by 114,439 shares. The Company's remaining 996,500 shares of common stock options and warrants were not included in the calculation because the exercise price of the options and warrants were greater than the average market price of the common shares.

Stock-based compensation plans

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its plans and the disclosure-only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) in disclosures regarding the plan.

Recent Accounting Pronouncements

SFAS No. 141 entitled "*Business Combinations*" was issued in June 2001 and became effective July 1, 2001. SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting, which requires that acquisitions be recorded at fair value as of the date of acquisition. The pooling-of-interests method of accounting allowed under prior standards, which reflected business combinations using historical financial information, is now prohibited.

In June 2001, the FASB issued SFAS No. 142 entitled *"Goodwill and Other Intangible Assets"* which became effective on January 1, 2002. Existing goodwill will no longer be amortized, but will be tested for impairment using a fair value approach. SFAS No. 142 requires goodwill to be tested for impairment at a level referred to as a reporting unit, generally one level lower than reportable segments. SFAS No. 142 requires the Company to perform the first goodwill impairment test on all reporting units within six months of adoption. The first step is to compare the fair value with the book value of a reporting unit. If the fair value of the reporting unit is less than its book value, the second step will be to calculate the impairment loss, if any. Any impairment loss from the initial adoption of SFAS No. 142 will be recognized as a change in accounting principle. After the initial adoption, the Company will test goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Management engaged an independent company to assist in valuing the Company's goodwill at December 31, 2001. Based on this review, at this time an impairment adjustment is not anticipated.

In June 2001, the FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations*". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations and financial condition.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets,*" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*" and the accounting and reporting provisions of APB Opinion No. 30, "*Reporting the Results of Operations – Reporting the Effects of a Disposal of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,*" for the disposal of a segment of a business. This Statement also amends ARB No. 51, "*Consolidated Financial Statements,*" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 became effective on January 1, 2002, and interim periods within fiscal 2003, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. The Company has not determined the effect, if any, adoption of SFAS No. 144 will have on the financial position and results of operations.

NOTE 3 - Accounts Receivable:

Accounts receivable consist of the following:

	December 31, 2001	December 31, 2000
Trade receivables	$ 12,717,550	$ 9,642,883
Provisions for:		
Discounts and markdowns	(1,472,706)	(1,670,229)
Return of defective goods	(777,294)	(1,029,771)
Doubtful accounts	(1,700,000)	(420,000)
Accounts receivable, net	$ 8,767,550	$ 6,522,883

The 2001 provision for doubtful accounts includes $1,650,000 related to trade receivables due from Kmart Corp., which filed for Chapter 11 bankruptcy on January 22, 2002 (see Note 15).

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

	Estimated useful lives	December 31, 2001	December 31, 2000
Molds	3 years	$ 5,509,743	$ 5,175,410
Equipment, furniture and fixtures	5-7 years	1,826,150	2,030,612
Leasehold improvements	10 years or lease term	1,221,473	1,188,693
Automobiles	3-5 years	31,678	83,981
		8,589,044	8,478,696
Less: accumulated depreciation		(6,819,760)	(6,063,612)
		$ 1,769,284	$ 2,415,084

NOTE 5 - Accounts Payable and Accrued Liabilities:

Accounts payable and accrued liabilities consist of the following:

	December 31, 2001	December 31, 2000
Trade payables	$ 3,447,888	$ 5,053,214
Accrued royalties	1,512,586	1,023,633
Accrued compensation and commissions	679,540	714,411
Other	940,766	1,110,032
	$ 6,580,780	$ 7,901,290

NOTE 6 - Notes Payable:

Indebtedness consists of the following:

	December 31, 2001	December 31, 2000
Primary Debt		
Bank revolving line of credit for $17.5 million with a commercial bank, collateralized by all of the Company's U.S. accounts receivable, intangibles, equipment, fixtures, and inventory, and 65% of the common stock of DSI(HK) Limited, principal due on March 31, 2004; interest at prime plus .75% (5.5% at December 31, 2001)	$ 9,210,390	$ 6,419,925
Revolving bank loan drawn against an $8 million line of credit, collateralized by customers' letters of credit and $150,000 cash; interest at prime (9.5% at December 31, 2000)		1,631,415
Short-term loans from 3 banks discounted and collateralized by specific customer's letters of credit; interest ranging from 4.75% to 5.15%.	1,080,235	
Other	40,415	102,839
	10,331,040	8,154,179
Less: current portion	1,120,650	1,689,911
	$ 9,210,390	$ 6,464,268

The bank revolving credit facility (the "Revolver") includes a $17.5 million revolving line of credit commitment, subject to availability under a borrowing base calculated by reference to the level of eligible accounts receivable and inventory, as defined in the agreement. The Revolver matures on March 31, 2004. Interest on borrowings outstanding under the Revolver is payable monthly in arrears at an annual rate equal to prime plus .75%. In addition, an unused line fee at an annual rate equal to .50% applied to the amount by which $17.5 million exceeds the average daily principal balance during the month and a collateral management fee of $2,500 is payable monthly.

The Revolver contains certain restrictive covenants and conditions among which are prohibition on payment of dividends, limitations on further indebtedness, restrictions on dispositions and acquisition of assets, limitations on advances to third parties and compliance with minimum net worth and net income amounts and designation as the "Senior Indebtedness" as relates to the related party debt described below.

Related Party Debt	December 31, 2001	December 31, 2000
Promissory Note of $1,690,000 to Walter S. and Susan Reiling, collateralized by a $868,000 Letter of Credit, subordinated to other debt, payable in quarterly installments of $108,500 through January 7, 2005; including interest at 10.0375%.	$ 1,191,037	$ 1,415,515
Promissory Note of $5,000,000 to MVII, Inc., subordinated to the Revolver, payable in monthly installments of $75,000 through July 2004 plus interest at prime plus 2% (6.75% at December 31, 2001). Additionally, under certain conditions as stipulated by the Revolver a $300,000 payment may be made on March 31 each year.	3,850,000	4,300,000
	5,041,037	5,715,515
Less: current portion	1,751,485	1,424,478
	$ 3,289,552	$ 4,291,037

The $868,000 Letter of Credit collateralizing the $1,690,000 promissory note, is provided for the benefit of the Company by MVII. Expense associated with the letter of credit are reimbursed to MVII by the Company. Payment to MVII on the $5,000,000 promissory note is subject to the terms of a subordination agreement between MVII and the Revolver bank, which places restrictions on payment to MVII, based on the borrowing capacity available to the Company under the Revolver.

The Company's ability to meet its maturing debt and other cash requirements is dependent on the continuation of sufficient lending arrangements, additional cash infusions, and/or cash from operations. In connection with any future cash needs or acquisition opportunities, the Company may incur additional debt or issue additional equity or debt securities depending on market conditions, as well as other factors. However, there can be no assurance the Company will meet its projected operating results.

NOTE 7 - Income Taxes:

The components of income (loss) before provision for (benefit from) income taxes by fiscal year were as follows:

	2001	2000	1999
Domestic	$ (3,908,923)	$ (4,167,128)	$ (408,523)
Foreign	2,850,308	2,840,694	2,558,119
	$ (1,058,615)	$ (1,326,434)	$ 2,149,596

The provision for income taxes (benefit) by fiscal year is as follows:

	2001	2000	1999
Current:			
Federal			$ (106,641)
Foreign	363,992	$ 324,473	253,829
	363,992	324,473	147,188
Deferred:			
Federal	(40,000)	(949,000)	702,000
Foreign	66,911	147,079	19,417
	26,911	(801,921)	721,417
	$ 390,903	$ (477,448)	$ 868,605

The difference between income taxes (benefit) at the statutory federal and the effective income tax rates by fiscal year is as follows:

	2001	2000	1999
Taxes (benefit) computed at statutory rate	$ (359,929)	$ (450,987)	$ 734,000
Expired foreign tax credits			44,000
U.S. Permanent items	191,002	190,256	
Split Dollar Life Insurance		(592,577)	
Reserve against foreign tax credits	566,474	371,654	87,000
Other, net	(6,644)	4,206	3,605
	$ 390,903	$ (477,448)	$ 868,605

Deferred tax assets (liabilities) are comprised of the following:

	December 31, 2001	December 31, 2000
Net operating loss carry forward	$ 610,000	$ 1,179,000
Allowance for doubtful accounts	578,000	136,000
Inventory valuation adjustments	29,000	38,000
Depreciation	259,000	135,000
Accruals for inventory returns and markdowns	133,000	169,000
Foreign and alternative minimum tax credits	1,753,000	1,636,000
Other	57,000	64,000
Gross deferred tax assets	3,419,000	3,357,000
Less valuation allowance	(566,000)	(372,000)
Net deferred tax assets	2,853,000	2,985,000
Unremitted earnings of foreign subsidiary	(648,000)	(820,000)
Depreciation	(156,642)	(188,849)
Other	(99,118)	
Gross deferred tax liabilities	(903,760)	(1,008,849)
Net deferred tax assets (liabilities)	$ 1,949,240	$ 1,976,151

The Internal Revenue Service regulations restrict the utilization of U.S. net operating loss carryforwards and other tax attributes such as foreign tax credits for any company in which an "ownership change" as defined in Section 382 of the Internal Revenue Code has occurred. In June of 1999, the Company had a Section 382 change in ownership. As a result, the Company's U.S. net operating losses and tax credits are subject to limitation of approximately $1,230,000 per year. For the current fiscal year, this limitation did not impact the Company's utilization of U.S. net operating losses and foreign tax credits.

At December 31, 2001, the Company has approximately $1,671,000 in foreign tax credit carryforwards which expire between December 31, 2001 through December 31, 2006. The Company also has approximately $82,000 in alternative minimum tax credit carryforwards which do not expire. With the exception of approximately $566,000 of foreign tax credits expiring during the tax year December 31, 2002, the Company believes that the foreign and alternative minimum tax credit carryforwards will be available to reduce future federal income tax liabilities, and has recorded the related tax benefit as a non-current deferred tax asset. The Company has federal net operating loss carryforwards (NOL) of approximately $610,000 which expire in 2020. The Company's state net operating loss carryforward is not significant. The benefit from utilization of net operating loss carryforwards could be subject to limitations if significant ownership changes occur in the Company. The Company's ability to realize the entire benefit of its deferred tax asset requires that the Company achieve certain future earnings levels prior to the expiration of its foreign tax credit and NOL carryforwards. The Company could be required to record a valuation allowance for a portion or all of its deferred tax asset if market conditions deteriorate and future earnings are below, or projected to be below, its current estimates.

NOTE 8 - Employee Benefit Plan:

The Company maintains a 401(k) Plan (the Plan) for the benefit of its U.S. employees. The Company may, at its discretion, provide funds to match employee contributions to the Plan. The Company contributed approximately $63,000, $54,000 and $27,000 in fiscal 2001, 2000 and 1999, respectively, as employer matching contributions to employee contributions.

NOTE 9 - The Stock Option Plan and Warrants:

The Company has reserved 388,888 common shares for issuance upon exercise of warrants issued to a bank. Such warrants are currently exercisable at a purchase price of $2 per share and expire December 11, 2005.

In connection with the Offering, the Company issued warrants to purchase 250,000 shares of common stock. Such warrants are exercisable at $10.80 per share and expire May 28, 2002.

On March 19, 2001, the Company issued to MVII an Investment Warrant to acquire 1.8 million shares of the Company's Common Stock at a purchase price of $2.7 million. The Investment Warrant is exercisable, in whole or in part, for a ten-year period beginning June 4, 2002. Proceeds from the sale of the Investment Warrant were used by the Company for current working capital.

In May 1997, the Board adopted the DSI Toys, Inc. 1997 Stock Option Plan (the 1997 Plan) whereby certain employees may be granted stock options, appreciation rights or awards related to the Company's common stock. Additionally, the Company may grant nonstatutory stock options (as defined in the 1997 Plan) to nonemployee board members. The Board authorized 600,000 shares to be available for grant pursuant to the 1997 Plan. Options expire no later than ten years from the date of grant.

Additional awards may be granted under the 1997 Plan in the form of cash, stock or stock appreciation rights. The stock appreciation right awards may consist of the right to receive payment in cash or common stock. Any award may be subject to certain conditions, including continuous service with the Company or achievement of business objectives.

In May 1999, the 1997 Plan was amended to authorize 900,000 shares to be available for grant.

In May 2000, the 1997 Plan was amended to authorize 1,200,000 shares to be available for grant.

A summary of the option activity under the 1997 Plan, as amended, follows:

	Number of Outstanding Options	Weighted Average Option Price
Options outstanding at January 31, 1999	603,000	$ 7.10
Granted	685,500	3.13
Exercised	(74,666)	1.39
Surrendered	(467,334)	7.73
Options outstanding at December 31, 1999	746,500	3.63
Granted	142,500	3.19
Surrendered	(22,500)	5.40
Options outstanding at December 31, 2000	866,500	3.51
Granted	103,000	3.13
Surrendered	(240,000)	3.29
Options outstanding at December 31, 2001	729,500	$ 3.55

The weighted average fair value at date of grant for options granted during fiscal 2001, 2000 and 1999 was $3.13, $3.19 and $3.13 respectively. Vesting periods for options granted range from immediate to seven years from the date of grant in increments between 5% and 90% per year.

Options outstanding at December 31, 2001 are as follows:

Option Price	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Exercisable Options	Weighted Average Exercise Price
$3.125 – 3.49	667,500	$3.14	8	225,300	$3.13
8.00	62,000	$8.00	6	18,800	$8.00
	729,500			244,100	

The Company applies APB 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized by the Company for this plan. The following unaudited pro forma data is calculated as if compensation cost for the 1997 Plan was determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123 for fiscal years 2001, 2000 and 1999:

	2001	2000	1999
Pro forma net earnings (loss)	$ (1,769,418)	$ (1,089,412)	$1,000,150
Pro forma basic earnings (loss) per common share	$(0.20)	$(0.12)	$0.13
Pro forma diluted earnings (loss) per common share	$(0.20)	$(0.12)	$0.13

The fair value of each option granted is estimated on the date of grant using the Black-Scholes options-repricing model with the following weighted average assumptions used for grants in fiscal 2001, 2000 and 1999: expected volatility of 80% in fiscal 2001, 80% in fiscal 2000 and 104% in fiscal 1999, risk-free interest rate of 4.64% to 6.37%, no dividend yield and an expected life of seven years.

NOTE 10 - Related Party Transactions:

The Company leases its office and warehouse in Houston from an entity owned by the previous sole shareholder of the Company. Rent expense on these leases was approximately $367,000, $325,000 and $199,000 respectively for fiscal 2001, 2000, and 1999. Management believes that the rental rates approximate fair market value.

On June 11, 1999, the Company entered into a consulting agreement with a director (and former CEO), for a term of three years. Compensation for the three year term is $450,000 payable in equal monthly installments of $12,500.

On January 7, 2000, the Company borrowed $5,000,000 from MVII, LLC (a California limited liability company controlled by the Chairman, and including certain other directors) evidenced by a Promissory Note. The Note, which bears interest at a rate of prime plus 2% per annum, requires monthly interest payments from the date of the Note and principal payments beginning June 1, 2000, subject to subordination terms of the Revolver (see Note 6).

On March 6, 2002, pursuant to the terms of the Revolver and the MVII Note, the Company reborrowed $500,000 of the original principal that the Company had paid on the MVII Note. The proceeds were used to finance normal business operations of the Company.

Also on January 7, 2000, as discussed in Note 15, the Company merged with Meritus Industries, Inc. Pursuant to the merger terms, one of Meritus' primary shareholders was subsequently elected to the Board. In addition to the stock received in the transaction, the shareholder received $1.1 million in cash and a note receivable for $1.7 million. The note, bearing interest at 10.0375% per annum, requires quarterly principal and interest payments beginning April 1, 2000.

Additional related party transactions are described in Notes 1, 11 and 16.

NOTE 11 - Commitments and Contingencies:

In the normal course of business, the Company is involved in product and intellectual property issues which sometimes result in litigation. It is the opinion of management that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows, taken as a whole.

The Company leases its facilities under various operating leases which expire from 2001 to 2010. Rent expense, including amounts paid to a related party, for fiscal 2001, 2000, and 1999 amounted to $966,971, $1,008,183 and $573,000, respectively. Aggregate minimum rental commitments under non-cancelable leases are as follows for the specified fiscal years:

2002	872,929
2003	270,759
2004	167,316
2005	167,316
2006	167,316
Thereafter thru 2010	557,720
	$ 2,203,356

The lease for the Company's primary executive offices, showroom and warehouse expires August 31, 2002. The Company is in negotiations to lease for about five years approximately 16,000 square feet of office space in Houston, Texas for executive offices, showroom and consumer services. The Company anticipates occupying its new offices on August 1, 2002.

The Company is in negotiations to lease approximately 75,000 square feet of warehouse space in Fife, Washington. The Company anticipates signing the lease in June, 2002.

Royalty expense under licensing agreements aggregated approximately $3,310,000, $2,989,000 and $1,829,000, in fiscal 2001, 2000 and 1999, respectively. At December 31, 2001, minimum guaranteed royalties payable under these agreements of $150,000 in fiscal 2002 and $225,000 through 2003, are included in accrued royalties payable and prepaid expenses and other assets.

The Company has employment agreements with executives at December 31, 2001 that aggregate $750,000, are adjusted annually by the CPI change, and expire in the next 15-35 months.

In fiscal 2000, the Company terminated its obligations for current and future insurance premium payments on certain life insurance policies. In prior years, the Company paid premiums for the policies owned by the Tommy and JoBeth Moss Joint Life Insurance Trust, (the "Trust"), and was entitled to repayment of the advanced premiums, plus related cumulative interest, upon the death of JoBeth Moss. The Company agreed to forgo the cumulative amounts due the Company in exchange for the Trust extinguishing the future obligations for insurance premium payments. The premiums recorded for general and administrative expense in 1999 were approximately $243,000.

NOTE 12 - Segment Information:

The Company designs, develops, markets and distributes a variety of toys and children's consumer electronics. These product lines are grouped into three major categories which represent the Company's operating segments, as follows:

Juvenile Audio Products, including walkie-talkies, pre-school audio products, pre-teen audio products and musical toys; Girls' Toys, including dolls, play sets and accessories; and Boys' Toys, including radio control vehicles, action figures and western and military action toys.

These operating segments all have similar economic characteristics: the marketing of children's products. Based on these similarities, the Company's products can be aggregated into one reportable segment for purposes of this disclosure.

The Company sells its products through (i) the Hong Kong operation, where products are shipped directly from contract manufacturers to the Company's customers, and (ii) the United States operation, where products are shipped from the Company's warehouse in Houston to its customers.

Financial information for fiscal 2001, 2000, and 1999 for the U.S. and Hong Kong operations is as follows:

	United States	Hong Kong	Consolidated
Fiscal 2001:			
Net sales	$ 31,859,743	$ 36,046,666	$ 67,906,409
Operating income (loss)	(632,616)	450,564	(182,052)
Depreciation expense	469,033	865,359	1,334,392
Capital expenditures	121,657	645,264	766,921
Total assets at fiscal year end	$ 27,622,660	$ 3,690,075	$ 31,312,735
Fiscal 2000:			
Net sales	$ 27,147,848	$ 43,290,683	$ 70,438,531
Operating income (loss)	(682,572)	633,386	(49,186)
Depreciation expense	733,186	818,446	1,551,632
Capital expenditures	237,752	1,012,192	1,249,944
Total assets at fiscal year end	$ 26,528,128	$ 3,471,012	$ 29,999,140
Fiscal 1999:			
Net sales	$ 16,419,628	$ 31,140,396	$ 47,560,024
Operating income (loss)	(1,527,874)	4,139,162	2,665,288
Depreciation expense	265,790	463,161	728,951
Capital expenditures	256,354	831,092	1,087,446
Total assets at fiscal year end	$ 11,134,140	$ 3,893,226	$ 15,027,366

Sales to major customers that exceeded 10% of the Company's total net sales consist of the following for the specified fiscal years (See Note 15):

	2001	2000	1999
Wal-Mart	21%	18%	21%
Kmart	10%		
Toys "R" Us		12%	

Approximately 17% of the Company's sales were exports to foreign countries during fiscal 2001, and 19% and 23% during fiscal 2000 and 1999, respectively.

NOTE 13 - Supplemental Cash Flow Information:

Additional cash flow information by fiscal year is as follows:

		2001		2000		1999
Cash paid (received) for:						
Interest	$	1,107,486	$	1,104,296	$	334,932
Income taxes	$	385,926	$	753,199	$	(8,636)
Noncash activities included in the following:						
Accounts receivable write-offs (recoveries)	$	438,089	$	(11,769)	$	2,777
Acquisition of Meritus:						
Property, plant and equipment acquired			$	(748,730)		
Accounts receivable and other assets acquired				(838,563)		
Liabilities assumed				7,475,172		
Note payable issued to the Sellers				1,690,000		
Common stock issued (including treasury shares)				1,801,415		
Goodwill resulting from Meritus acquisition				(10,263,327)		
Net cash paid for Meritus acquisition			$	(884,033)		

NOTE 14 - Quarterly Financial Information (unaudited):

	Fiscal Quarter Ended			
	3/31/01	6/30/01	9/30/01	12/31/01
Net sales	$ 6,721,223	$ 9,416,184	$ 29,927,783	$ 21,841,219
Operating income (loss)	(2,188,188)	(2,070,282)	3,531,705	544,713
Income (loss) before income taxes	(2,421,792)	(2,314,578)	3,312,353	365,402
Net income (loss)	(1,549,947)	(1,481,330)	1,981,289	(399,530)
Basic earnings (loss) per share	$(0.17)	$(0.16)	$0.22	$(0.04)
Diluted earnings (loss) per share	$(0.17)	$(0.16)	$0.22	$(0.04)

	Fiscal Quarter Ended			
	3/31/00	6/30/00	9/30/00	12/31/00
Net sales	$6,914,462	$13,582,505	$29,915,591	$20,025,973
Operating income (loss)	(1,735,467)	362,744	2,598,974	(1,275,437)
Income (loss) before income taxes	(1,995,260)	3,287	2,312,891	(1,647,352)
Net income (loss)	(1,276,913)	2,049	1,480,251	(1,054,373)
Basic earnings (loss) per share	$(0.14)	$0.00	$0.16	$(0.12)
Diluted earnings (loss) per share	$(0.14)	$0.00	$0.16	$(0.12)

	Fiscal Quarter Ended			
	4/30/99	7/31/99	10/31/99	12/31/99
Net sales	$3,927,695	$14,646,943	$22,466,132	$6,519,254
Operating income (loss)	(631,394)	472,609	2,867,621	(43,548)
Income (loss) before income taxes	(741,246)	373,555	2,672,381	(155,094)
Net income (loss)	(498,285)	215,188	1,686,437	(122,349)
Basic earnings (loss) per share	$(0.08)	$0.03	$0.20	$(0.01)
Diluted earnings (loss) per share	$(0.08)	$0.03	$0.19	$(0.01)

NOTE 15 - Subsequent Events

On January 22, 2002, the Kmart Corporation (Kmart) filed for Chapter 11 bankruptcy. At December 31, 2001, the Company's receivables included $1,653,548 due from Kmart, all of which were still outstanding at the date of filing. Based on the listing of Kmart's unsecured debt and financial position contained in the filing, the Company does not anticipate that any of the outstanding balance will be recovered. Accordingly, the Company has recorded an allowance for doubtful accounts in 2001 equal to the entire December 31, 2001 Kmart outstanding balance, or $1,653,548.

Kmart was the Company's second largest customer in 2001, comprising 10% of sales. Kmart is requiring normal trade terms from companies desiring to do business with them in 2002, offering a second-priority lien or "Trade Creditor Lien" in Kmart's owned merchandise inventory. Due to Kmart's market share, the Company has accepted this lien position and will sell to Kmart in 2002.

On March 6, 2002, pursuant to the terms of the Revolver and the MVII Note, the Company reborrowed $500,000 of the original principal that the Company paid on the MVII Note. The proceeds were used to finance normal business operations of the Company.

As of December 31, 2001, the Company and Sunrock amended the Revolver to revise the future covenants and restrictions required by the Revolver. Management believes the Company will be able to maintain compliance with such covenants in the future.

NOTE 16 - Business Combination

On January 7, 2000, the Company acquired by way of a merger all of the issued and outstanding stock of Meritus Industries, Inc. ("Meritus") in exchange for (i) 600,000 unregistered shares of the Company's common stock, less 66,792 shares of the Company's common stock, which shares were initially held by the Company and payable to Walter and Susan Reiling (the "Reilings") upon satisfaction of certain post-closing conditions as set forth in the Closing and Holdback Agreement between the parties; (ii) $884,034 in cash; and (iii) the Company's Subordinated Secured Promissory Note for $1,690,000 paid to the Reilings, who were the sole shareholders of Meritus. At the end of the holdback period (June 7, 2000), the post-closing conditions were not satisfied and none of the held back (66,792) shares was paid to the Reilings. The market value of the shares issued was $1,081,415 and was satisfied by the issuance of 347,365 shares of new stock and 185,843 shares in treasury stock. Contemporaneously with the merger, the Company satisfied approximately $4.4 million of Meritus' debt.

The acquisition was accounted for utilizing the purchase method; therefore the Company recorded the acquired assets at their estimated fair market value. Goodwill generated by the transaction has been amortized over 20 years using the straight-line method in 2001 and 2000. In 2002, and thereafter the market value of the goodwill will be evaluated annually and an impairment charge recorded if appropriate in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Commensurate with the merger, the Company borrowed $5,000,000 from MVII, LLC, a California limited liability company controlled by E. Thomas Martin ("MVII"), evidenced by a promissory note dated January 7, 2000. The proceeds from the note were used for the payment of the Meritus debt discussed above.

Pro Forma Results of Operations

Presented below is a pro forma statement of operations for fiscal year ended December 1999. The proforma reflects the combined operations of the Company and Meritus as if the merger of the Company and Meritus occurred on January 1, 1998.

	Fiscal 1999		
	DSI	Meritus (unaudited)	Combined (unaudited)
Net sales	$ 47,560,024	$ 15,813,170	$ 63,373,194
Net income (loss)	$ 1,280,991	$ (2,000,870)	$ (719,879)
Basic earnings per share			
Earnings per shares	$ 0.17		$ (0.09)
Weighted average shares outstanding	7,688,964		8,222,172
Diluted earnings per share			
Earnings per share	$ 0.16		$ (0.09)
Weighted average shares outstanding	7,803,403		8,336,611

DSI Toys, Inc. and Subsidiary

Valuation and Qualifying Accounts and Reserves (Schedule II)

(In thousands)

Description	Balance at January 31, 1999	Charged to costs and expenses	Deductions	Balance at December 31, 1999	Charged to costs and expenses	Deductions	Balance at December 31, 2000	Charged to costs and expenses	Deductions	Balance at December 31, 2001
Reserves deducted from assets:										
Trade receivables	123	66	(3)	186	222	12	420	1,718	(438)	1,700
Discounts and markdowns	1,384	1,041	(1,696)	729	1,339	(398)	1,670	1,558	(1,755)	1,473
Return of defective goods	408	2,400	(1,726)	1,082	1,837	(1,889)	1,030	1,012	(1,265)	777
Inventory		100		100	379	(129)	350	412	(392)	370
	1,915	3,607	(3,425)	2,097	3,777	(2,404)	3,470	4,700	(3,850)	4,320

Exhibit Index

2.1 Articles/Certificate of Merger of Meritus Industries, Inc. into the Company, dated January 7, 2000 (filed as Exhibit 2.2 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

3.1 Amended and Restated Articles of Incorporation of the Company. (1)

3.1.1 Amendment to Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1.1 to the Company's Form 10-Q for the quarterly period ended April 30, 1999), incorporated herein by reference. (3)

3.2 Amended and Restated Bylaws of the Company. (1)

3.3 Amendment to Amended and Restated Bylaws of the Company. (1)

4.1 Form of Common Stock Certificate. (1)

4.2 Form of Warrant Agreement among the Company and Representatives to purchase 250,000 shares of common stock. (1)

4.3 Common Stock Purchase Warrant No. A-1 dated December 11, 1995, issued to Hibernia Corporation to purchase 388,888 shares of common stock. (1)

4.4 Registration Rights Agreement by and between the Company and Hibernia Corporation. (1)

4.5 Registration Rights Agreement by and between the Registrant and Tommy Moss. (1)

4.6 Form of Investment Warrant by and between the Company and MVII, LLC, dated March 19, 2001(filed as Exhibit 4.6 to the Company's Form 10-K for the fiscal year ended December 31, 2000), incorporated herein by reference.

4.7 Registration Rights Agreement by and between the Company and MVII, LLC, dated March 19, 2001 (files as Exhibit 4.7 to the Company's Form 10-K for the fiscal year ended December 31, 2000), incorporated herein by reference.

4.8* Amended and Restated Investment Warrant by and between the Company and MVII, LLC, dated January 31, 2002.

4.9* Amended and Restated Registration Rights Agreement by and between the Company and MVII, LLC dated January 31, 2002.

10.1 1997 Stock Option Plan. (1)

10.2 Agreement for Sale of Stock between Rosie Acquisition, L.L.C. and DSI Acquisition, Inc. and Diversified Specialists, Inc. and Tommy Moss, dated December 11, 1995. (1)

10.3 Employment Agreement dated December 11, 1995 by and between the Company and M. D. Davis. (1)

10.4 Employment Agreement dated December 11, 1995 by and between the Company and Richard R. Neitz. (1)

10.5 Employment Agreement dated December 11, 1995 by and between the Company and Yau Wing Kong. (1)

10.6 Employment Agreement dated December 11, 1995 by and between the Company and Dale Y. Chen. (1)

10.7 Employment Agreement dated December 11, 1995 by and between the Company and Thomas V. Yarnell. (1)

10.8 Employment Agreement dated March 16, 1997 by and between the Company and J. Russell Denson. (1)

10.9 Letter Loan Agreement between the Company and Bank One, Texas, N.A. dated December 11, 1995, evidencing a revolving line of credit and a term note (the "Bank One Letter Loan Agreement"). (1)

10.10 First Amendment to Bank One Letter Loan Agreement, dated January 31, 1996. (1)

10.11 Second Amendment to Bank One Letter Loan Agreement, dated August 1, 1996. (1)

10.12 Third Amendment to Bank One Letter Loan Agreement, dated November 14, 1996. (1)

10.13 Fourth Amendment to Bank One Letter Loan Agreement, dated January 31, 1997. (1)

10.14 Fifth Amendment to Bank One Letter Loan Agreement, dated January 31, 1997. (1)

10.15 Line of Credit Facility with State Street Bank and Trust Company, Hong Kong Branch, dated April 1, 1997, evidencing a $5,000,000 line of credit. (1)

10.16 Underwriting Agreement dated May 28, 1997 among the Company, the Tommy Moss Living Trust, Hibernia Corporation and Tucker Anthony Incorporated and Sutro & Co. Incorporated (filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended April 30, 1997), incorporated herein by reference.

10.17 Warrant Agreement dated May 28, 1997 by and among the Company, Tucker Anthony Incorporated and Sutro & Co. Incorporated (filed as Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended April 30, 1997), incorporated herein by reference.

10.18 Renewal and Modification of Line of Credit Facility with State Street Bank and Trust Company, Hong Kong Branch, dated June 6, 1997, evidencing an $8,000,000 line of credit (filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended July 31, 1997), incorporated herein by reference.

10.19 Debenture by DSI(HK) Limited to State Street Bank and Trust Company, Hong Kong Branch, dated July 29, 1997 (filed as Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended July 31, 1997), incorporated herein by reference.

10.20 Amended and Restated Bank One Letter Loan Agreement, dated October 22, 1997 (filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended October 31, 1997), incorporated herein by reference.

10.21 First Amendment to Amended and Restated Bank One Letter Loan Agreement, dated January 31, 1998 (filed as Exhibit 10.21 to the Company's Form 10-K for the annual period ended January 31, 1998), incorporated herein by reference.

10.22 Second Amendment to Amended and Restated Bank One Letter Loan Agreement, dated September 30, 1998 (filed as Exhibit 10.22 to the Company's Form 10-Q for the quarterly period ended October 31, 1998), incorporated herein by reference.

10.23 Employment Agreement dated August 20, 1998 by and between the Company and Howard G. Peretz. (2)

10.24 Loan and Security Agreement by and between the Company and Sunrock Capital Corp. dated February 2, 1999. (2)

10.25 Stock Pledge Agreement by and between the Company and Sunrock Capital Corp. dated February 2, 1999. (2)

10.26 Assignment of Deposit Account by and between the Company and Sunrock Capital Corp. dated February 2, 1999. (2)

10.27 Trademark Security Agreement by and between the Company and Sunrock Capital Corp. dated February 2, 1999. (2)

10.28 Patent Collateral Assignment by and between the Company and Sunrock Capital Corp. dated February 2, 1999. (2)

10.29 Stock Purchase and Sale Agreement dated April 15, 1999 by and between the Company and MVII, LLC (filed as Exhibit 2 to the Company's Schedule 14D-9 filed by the Company on April 22, 1999), incorporated herein by reference.

10.30 Stock Purchase and Sale Agreement, dated April 15, 1999, between the Company and MVII, LLC (filed as Exhibit 99.2 to the Schedule 14D-9 filed by the Company on April 22, 1999), incorporated herein by reference.

10.31 Shareholders' and Voting Agreement dated April 15, 1999, by and among the Company, MVII, LLC, certain management shareholders of the Company and a limited partnership controlled by a management shareholder (filed as Exhibit 99.4 to the Schedule 14D-9 filed by the Company on April 22, 1999), incorporated herein by reference.

10.32 Registration Rights Agreement dated April 15, 1999, by and among the Company, MVII, LLC, certain management shareholders of the company and a limited partnership controlled by a management shareholder (filed as Exhibit 99.5 to the Schedule 14D-9 filed by the Company on April 22, 1999), incorporated herein by reference.

10.33 Irrevocable Proxy dated April 15, 1999, between MVII, LLC and Conrad. (3)

10.34 Irrevocable Proxy dated April 15, 1999, between MVII, LLC and Davis. (3)

10.35 Irrevocable Proxy dated April 15, 1999, between MVII, LLC and Matlock. (3)

10.36 Irrevocable Proxy dated April 15, 1999, between MVII, LLC and Rust Capital. (3)

10.37 Irrevocable Proxy dated April 15, 1999, between MVII, LLC and Smith. (3)

10.38 Consulting Agreement dated June 1, 1999, between the Company and Davis. (3)

10.39 Amendment dated May 5, 1999, to Loan and Security Agreement, dated as of February 2, 1999, by and between Sunrock Capital Corp. and the Company. (3)

10.40 Amendment No. 1 dated June 30, 1999, to Loan and Security Agreement, by and between Sunrock Capital Corp. and the Company. (4)

10.41 Employment Agreement dated June 17, 1999 by and between the Company and Michael J. Lyden. (4)

10.42 Employment Agreement dated June 1, 1999, by and between the Company and Joseph S. Whitaker. (4)

10.43 Amendment to 1997 Stock Option Plan dated May 24, 1999. (4)

10.44 Restated Employment Agreement dated December 31, 1999, by and between DSI(HK) Limited and Yau Wing Kong (filed as Exhibit 10/44 to the Company's Form 10-K for the 11 month period ended December 31, 1999), and incorporated herein by reference.

10.45 Agreement and Plan of Merger between Meritus Industries, Inc. et al. and the Company, dated October 7, 1999 (filed as Exhibit 10.45 to the Company's Form 10-Q for the quarterly period ended October 31, 1999), incorporated herein by reference.

10.46 Closing and Holdback Agreement dated January 7, 2000, by and between the Company and Meritus Industries, Inc., et al. (filed as Exhibit 2.3 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.47 Shareholders' and Voting Agreement dated January 7, 2000, by and among the Company, MVII, LLC and Walter S. and Susan Reiling (filed as Exhibit 10.1 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.48 Limited Irrevocable Proxy dated January 7, 2000, between MVII, LLC and Walter S. and Susan Reiling (filed as Exhibit 10.2 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.49 Registration Rights Agreement dated January 7, 2000, by and between the Company and Walter S. and Susan Reiling (filed as Exhibit 10.3 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.50 Subordinated Secured Promissory Note dated January 7, 2000, from the Company to Walter S. and Susan Reiling (filed as Exhibit 10.4 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.51 Promissory Note dated January 7, 2000, from the Company to MVII, LLC (filed as Exhibit 10.5 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.52 Amendment No. 2 dated January 7, 2000, to Loan and Security Agreement, by and between Sunrock Capital Corp. and the Company (filed as Exhibit 10.6 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.53 Employment Agreement dated January 7, 2000, by and between the Company and Beth Reiling (filed as Exhibit 10.7 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.54 Employment Agreement dated January 7, 2000, by and between the Company and Joseph Reiling (filed as Exhibit 10.8 to the Company's Form 8-K dated January 7, 2000), incorporated herein by reference.

10.55 Amendment No. 2 to DSI Toys, Inc. 1997 Stock Option Plan (filed as Exhibit 10.11 to the Company's Form 10-Q for the quarterly period ended June 30, 2000), incorporated herein by reference.

10.56 Amendment No. 3 dated July 14, 2000, to Loan and Security Agreement, by and between Sunrock Capital Corp. and the Company (filed as Exhibit 10.12 to the Company's Form 10-Q for the period ended June 30, 2000), incorporated herein by reference.

10.57 Amendment No. 4 dated March 30, 2001, to Loan and Security Agreement, by and between Sunrock Capital Corp. and the Company (filed as Exhibit 10.57 to the Company's Form 10-K for the annual period ended December 31, 2000), incorporated herein by reference.

10.58 Employment Agreement dated April 1, 2001, but executed April 23, 2001, by and between the Company and Gregory A. Barth (filed as Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended March 31, 2001), incorporated herein by reference.

10.59 Amendment No. 5 to Loan and Security Agreement, dated August 13, 2001, by and between Sunrock Capital Corp. and the Company (filed as Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended June 30, 2001), incorporated herein by reference.

10.60 Amendment No. 6 to Loan and Security Agreement, dated August 13, 2001, by and between Sunrock Capital Corp. and the Company (filed as Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2001), incorporated herein by reference.

10.61* First Amendment to Employment Agreement by and between the Company and Joseph S. Whitaker, dated December 1, 2001.

10.62* Line of Credit Facility with Dao Heng Bank Limited evidencing a $6,000,000 line of credit, dated December 4, 2001.

10.63* Memorandum of Re-borrowing of Principal by and between the Company and MVII, LLC, dated March 6, 2002.

10.64* Amendment No. 7 dated March 20, 2002, to Loan and Security Agreement by and between Sunrock Capital Corp. and the Company.

10.65* Unconditional Guaranty Agreement dated March 20, 2002, by the Company and Dao Heng Bank Limited.

10.66* Amendment No. 8 dated March 29, 2002, to Loan and Security Agreement by and between Sunrock Capital Corp. and the Company.

21* Subsidiaries.

99.1 DSI Toys, Inc. Audit Committee of the Board of Directors, Charter, adopted by the Board of Directors on May 23, 2000 (filed as Exhibit 99.1 to the Company's Form 10-Q for the period ended June 30, 2000), incorporated herein by reference.

99.2 Amendment No. 1 to the Audit Committee of the Board of Directors Charter, adopted by the Board of Directors on March 31, 2001 (filed as Exhibit 99.2 to the Company's Form 10-K for the fiscal year ended December 31, 2000), incorporated herein by reference.

(1) Filed as a part of the Registrant's Registration Statement on Form S-1 (No. 333-23961) and incorporated herein by reference.

(2) Filed as the indicated numbered exhibit to the Company's Form 10-K for the annual period ended January 31, 1999, and incorporated herein by reference.

(3) Filed as the indicated numbered exhibit to the Company's Form 10-Q for the quarterly period ended April 30, 1999, and incorporated herein by reference.

(4) Filed as the indicated numbered exhibit to the Company's Form 10-Q for the quarterly period ended July 31, 1999, and incorporated herein by reference.

* Filed herewith

Officers

Joseph S. Whitaker
President, Chief Executive Officer and Director

Robert L. Weisgarber
Chief Financial Officer

Thomas W. Neville
Senior Vice President, Worldwide Sales

Gregory A. Barth
Senior Vice President of Worldwide Operations, Business Planning and Logistics

Alfred Chan
Managing Director – DSI (HK)

William J. Kerner
Vice President of Research and Development

C. Shelton Suter
Vice President and Controller

Thomas V. Yarnell
Administrative Vice President, General Counsel and Corporate Secretary

Directors

E. Thomas Martin
Chairman of the Board

Robert L. Burke
M. D. Davis
Joseph N. Matlock
John McSorley
Walter S. Reiling
Joseph S. Whitaker

Independent Auditors

PricewaterhouseCoopers LLP

Transfer Agent and Registrar

Please direct communications concerning stock transfer requirements, lost certificates or changes of address to:

American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(800) 937-5449

Stock Trading

DSI Toys, Inc. common stock trades on the Nasdaq SmallCap Market under the symbol DSIT.

Annual Meeting

The directors and officers of DSI Toys, Inc. invite interested shareholders to attend the annual meeting at the Company's offices on June 18, 2002.

Web Site

www.dsitoys.com

DSI Toys, Inc.
USA Executive Offices
1100 West Sam Houston Parkway (North)
Houston, TX 77043

PH: 713-365-9900
FAX 713-365-9911